06013510

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME PA Holdings Ltd

*CURRENT ADDRESS 123 Buckingham Palace Road
London SW1W 9SR

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL

FILE NO. 82- 34972 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: ER

DAT : 5/17/06

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser.

If you have sold or transferred all your shares in PA Holdings Limited you should send this document, together with the accompanying form of proxy, to the Company Secretary of PA Holdings Limited, 123 Buckingham Palace Road, London SW1W 9SR, for transmission to the purchaser or transferee.

PA HOLDINGS LIMITED

Annual General Meeting

A letter from your Chairman is included in the first part of this document.

Notice of the 2006 Annual General Meeting of PA Holdings Limited to be held on 9 June 2006 at 5 p.m. is included in this document. A proxy card for use at the Annual General Meeting is enclosed.

To be valid, proxy cards must be completed and returned so as to be received by the Company Secretary, PA Holdings Limited, 123 Buckingham Palace Road, London SW1W 9SR no later than 48 hours before the time fixed for the meeting.

Definitions

The following definitions apply throughout this document and the accompanying form of proxy, unless the context requires otherwise:

articles of association and **article:**	the articles of association of the Company and an article of the articles of association, respectively;
Board or **Directors:**	the Board of directors of the Company for the time being and from time to time;
Butten Trust:	the discretionary trust established in 1998 for the benefit of employees and former employees of the PA group and their dependants worldwide;
Butten Trustees or **Trustees:**	the trustees for the time being and from time to time of the Butten Trust;
Company:	PA Holdings Limited;
Golden Share:	the £1 golden share in the Company;
ordinary shares:	ordinary shares in the Company of 10p each;
ordinary shareholders:	holders of ordinary shares in the Company;
PA:	the Company or the PA group, as the case may be;
PA group or **Group:**	the Company and its subsidiaries and any other trust or entity the net assets of which are combined in PA's accounts.

PA Consulting Group

123 Buckingham Palace Road
London SW1W 9SR

Telephone: 020-7730 9000
Telex: 22470
Facsimile: 020-7333 5050

Directors:

Jon Moynihan OBE	*Chairman*
Professor Victor Halberstadt	*Non-Executive Director*
Michael O'Higgins	*Director*
Andrew Hooke	*Director*
Lady Barbara Thomas Judge	*Non-Executive Director*
Patrick Kelly	*Director*
Alan Middleton	*Director*
Dr Matt Ridley	*Non-Executive Director*
Bruce Tindale	*Director*
Peter Tobin	*Non-Executive Director*

30 March 2006

To ordinary shareholders and, for information only, to all other shareholders.

Dear Shareholder,

Annual General Meeting

You will find enclosed with this letter a notice convening the 2006 Annual General Meeting of the Company to be held on 9 June 2006 at 5 p.m. In addition to the ordinary business of the meeting as set out in items 1 to 8 of the Notice of Meeting there are a number of items of special business which are explained below. Resolution 9 is proposed as an ordinary resolution. Resolutions 10 and 11 are proposed as special resolutions.

Resolution 9: Board authority to allot shares

Resolution 9 is proposed to replace the existing five year authority of the Board to allot unissued shares up to an aggregate value as stated in the resolution.

Resolution 10: Amendment to the Articles of Association – Transfer of Ordinary Shares

Resolution 10 is proposed to insert a new article 12.2.5 into the Company's articles of association to give the Directors the discretion, in relation to an employee or officer or former employee or officer who is not an ordinary shareholder, to permit the transfer of ordinary shares to his/her spouse, civil partner (ie a partner legally recognised as such in England or by an equivalent overseas legal process), the trustees of a family trust, and a personal services company (ie one wholly owned by the employee or officer or former employee or officer or a family trust or family members).

The amended articles will ensure that if the transferee ceases to be within a permitted category the shares will have to be transferred to the employee or officer or former employee or officer or another person within a permitted category and that the compulsory buy back provisions in the articles operate over ordinary shares transferred to persons within the permitted category in the same way as if the permitted transfer had not taken place and instead had been made to the employee or officer or former employee or officer.

The proposed new article 12.2.5 will allow transfers of shares to those referred to above without the need first to obtain the consent of the Trustees as holder of the Golden Share.

Resolution 11: Amendment to the Articles of Association – Directors' indemnities

Article 127 of the articles of association allows the Company (to the extent permitted by the Companies Act 1985 (the **Act**) as it stood prior to 6 April 2005) to indemnify its directors, the company secretary and

other officers against liability incurred in defending civil or criminal proceedings (but only in cases in which judgment is given in their favour or they are acquitted and so it does not allow for the payment of the costs of the defence as they are incurred). The Company can also indemnify the directors and other officers against the costs of successfully applying for relief under section 727 of the Act (which allows the courts a wide discretion to grant relief to officers of a company).

Section 19 of the Companies (Audit, Investigations and Community Enterprise) Act 2004 (the **2004 Act**) amended the Act from 6 April 2005 such that the Act now permits a company to indemnify a director or other officer (except the auditors) on a wider basis as follows:

- in civil proceedings brought by a third party (including a regulatory authority) against the director or other officer for both the costs of defending the proceedings as they are incurred and damages or other liabilities incurred, even if the director or other officer is unsuccessful; and
- if a claim is brought by the company itself against the director or other officer the defence costs of the director or other officer can be paid for by the company as they are incurred but they have to be repaid if the director or other officer is unsuccessful.

It remains unlawful for the Company to provide indemnification against:

- liability incurred by a director to the company itself or any associated company;
- fines imposed in criminal proceedings or penalties imposed by regulatory bodies (such as the FSA); and
- defence costs incurred in criminal proceedings in which the director is convicted – these have to be repaid

It is proposed to adopt a new article 127 to bring the articles of association up to date with this new law.

Documents available for inspection

Copies of the Company's articles of association as they currently are and copies reflecting the proposed changes will be available for inspection during normal office hours by appointment with Kully Janjuah, Company Secretary, at 123 Buckingham Palace Road, London SW1W 9SR and at the PA group national offices listed on the back page of this document (by appointment with the local equity co-ordinator at the relevant office) during any weekday (Saturday, Sunday and public holidays excepted) from the date of this document until the Annual General Meeting referred to in the attached Notice is held. Copies will also be available at the Meeting.

Action to be taken

Please complete the enclosed proxy form in accordance with the instructions printed on it and return it to Kully Janjuah, Company Secretary, at 123 Buckingham Palace Road, London SW1W 9SR as soon as possible, but in any event so as to be received no later than 5 p.m. on 7 June 2006.

The return of the proxy form will not preclude you from attending the appropriate meetings and voting in person should you wish to do so.

Consent of the Butten Trustees

The Company's articles of association require that the consent of the Butten Trustees must first be obtained before the changes to the articles proposed in Resolution 10 are made. Accordingly, Resolution 10 is conditional upon the Butten Trustees giving their consent to the proposed changes to the articles.

The Butten Trustees have confirmed that they will give their consent directly after the Annual General Meeting assuming that there will be no material changes in the fiscal regimes applying to the Company and the Butten Trustees prior to the Annual General Meeting and that no other relevant matters occur prior to that time.

Recommendation

Your Directors believe that the above proposals are in the Company's best interests and unanimously recommend that you cast your vote 'for' the resolutions to be proposed at the Annual General Meeting, as they intend to in respect of their own shareholdings.

Yours sincerely

Jon Moynihan
Chairman

PA HOLDINGS LIMITED

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the **ANNUAL GENERAL MEETING** of the Company for 2006 will be held at 123 Buckingham Palace Road, London SW1W 9SR on 9 June 2006 at 5 p.m. for the following purposes:

1. To receive and adopt the financial statements for the year ended 31 December 2005 together with the Directors' and Auditors' Reports thereon.

2. To declare a final dividend for the year ended 31 December 2005 of 6.07p per ordinary share in the capital of the Company.

3. To re-elect Victor Halberstadt as a Director who retires by rotation in accordance with Article 81 of the Company's Articles of Association.

4. To re-elect Michael O'Higgins as a Director who retires by rotation in accordance with Article 81 of the Company's Articles of Association.

5. To elect Lady Barbara Thomas Judge as a Director who retires having been appointed by the Board since the last Annual General Meeting and offers herself for election.

6. To elect Andrew Hooke as a Director who retires having been appointed by the Board since the last Annual General Meeting and offers himself for election.

7. To elect Alan Middleton as a Director who retires having been appointed by the Board since the last Annual General Meeting and offers himself for election.

8. To re-appoint Ernst & Young LLP to hold office as Auditors of the Company until the conclusion of the next general meeting of the Company at which accounts are laid in accordance with section 241 of the Companies Act 1985 and to authorise the Directors to determine the remuneration of the Auditors.

9. To authorise the Directors generally and unconditionally, pursuant to Section 80 of the Companies Act 1985 ("s80") and (save as provided below) in substitution for all prior authorities under s80, to:

   (a) (i) exercise all powers of the Company to allot relevant securities (within the meaning of s80) ("relevant securities") up to an aggregate nominal value of £1.161 million for a period expiring (unless previously revoked, varied or renewed by the Company in general meeting) on 9 June 2011 and

   (ii) make an offer or agreement before the expiry of the authority conferred by this resolution ("this authority") which would or might require relevant securities to be allotted after expiry of this authority and the Directors may allot relevant securities in pursuance of such an offer or agreement as if this authority had not expired; and

   (b) paragraph (a) above shall be without prejudice to the continuing authority of the Directors:

   (i) to allot securities pursuant to the specific authorities conferred by Resolution 6 passed at the Annual General Meeting of the Company held on 11 May 1996 and

   (ii) to allot relevant securities pursuant to any offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.

As special resolutions

10. That, subject to and conditional upon written consent to the passing of this resolution as may be required by the Company's Articles of Association being given by the trustees of the Butten Trust, the Articles of Association of the Company be amended by the insertion of a new Article 12.2.5 as follows:

   "12.2.5 may with the prior written consent of the Directors which may be given or withheld in their absolute discretion be transferred at the request of any person who is or was an employee or officer of the Company or any of its subsidiaries who is not a member (an **Approved Person**) to a person who would be a Permitted Transferee of the Approved Person if the Approved Person were a member (**Approved Transferee**) (and so that in these Articles the definition of an **Original Member** shall include an Approved Person and the definition of a **Permitted Transferee** shall include an Approved Transferee)."

11. That the Company's Articles of Association be amended by the deletion of Article 127 and the insertion of a new Article 127 as follows:

   "127.1 Without prejudice to any indemnity to which he may otherwise be entitled, every person who is or was a Director, Secretary or other Relevant Officer of the Company shall be indemnified and kept indemnified out of the Company's assets against all liability incurred by him as such or as a director, secretary or Relevant Officer of an associated company:

127.1.1 in defending any proceedings, whether civil or criminal, in respect of alleged negligence, default, breach of duty, breach of trust or otherwise in relation to the Company or an associated company or its or their affairs, in which judgement is given in his favour or in which he is acquitted or in defending or settling any such proceedings which are otherwise disposed of on terms previously agreed with the Board or on terms otherwise approved by the Board without a finding or admission of negligence, default, breach of duty or breach of trust on his part; or

127.1.2 in connection with any application under the Statutes in which relief is granted to him by the Court,

provided that this Article shall not grant, or entitle any such person to, indemnification to the extent that it would cause this Article, or any part of it, to be void under the Statutes.

127.2 Without prejudice to any indemnity to which he may otherwise be entitled (including, for the avoidance of doubt, any indemnity under or pursuant to these Articles) and to the extent permitted by the Statutes, the Board shall have power in the name and on behalf of the Company to:

127.2.1 grant on such terms as it sees fit any person who is or was a Director, Secretary or other Relevant Officer of the Company an indemnity or indemnities out of the assets of the Company in respect of any liability incurred by him as such or as a director, secretary or Relevant Officer of an associated company and to amend, vary or extend the terms of any such indemnity so granted, again on such terms as the Board sees fit; and/or

127.2.2 enter into and amend, vary or extend such arrangements as it sees fit:

(a) to provide any person who is or was a Director, Secretary or other Relevant Officer of the Company with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings brought against him as such or as a director, secretary or Relevant Officer of an associated company or in connection with any application for relief under the Statutes; or

(b) to enable any such person to avoid incurring any such expenditure.

127.3 For the purposes of this Article 127:

127.3.1 a "Relevant Officer" is any officer of the Company or an associated company (other than in either case any person (whether or not an officer of the Company or an associated company) engaged by the Company or an associated company as auditor);

127.3.2 "associated company" has the meaning given to that term in Section 309A of the Act; and

127.4 for the avoidance of doubt, a Director shall be entitled to vote and to be counted in the quorum at any meeting of the Board or a committee of the Board at which any indemnity arrangement or proposal falling within any of the provisions of Articles 127.1 or 127.2 is to be considered and, for the purposes of Article 94, any interest which any Director may have in such indemnity, arrangement or proposal shall not be a material interest unless the terms of such indemnity arrangement or proposal confer upon such Director a privilege or benefit not generally available to, or awarded to, any other Director. The decision of the chairman of the meeting as to whether the indemnity, arrangement or proposal to be considered at the meeting falls within the provisions of Articles 127.1 or 127.2 or as to the materiality of any Director's interest therein for the purposes of this Article and Article 94 shall be final and conclusive".

30 March 2006

By Order of the Board



Kully Janjuah

Company Secretary

Registered Office:

123 Buckingham Palace Road
London SW1W 9SR

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him. Any such proxy need not be a member of the Company.

2. A form of proxy is enclosed. The appointment of a proxy will not prevent you from subsequently attending and voting at the meeting in person.

3. To be effective the instrument appointing a proxy, and any power of attorney or other authority under which it is executed (or a duly certified copy of any such power or authority), must be returned to the Company Secretary, PA Holdings Limited, 123 Buckingham Palace Road, London SW1W 9SR so as to be received no later than 5 p.m. on Wednesday 7 June 2006.

Corporate headquarters

123 Buckingham Palace Road
London SW1W 9SR
United Kingdom
Tel: +44 20 7730 9000
Fax: +44 20 7333 5050
www.paconsulting.com
E-mail: info@paconsulting.com

PA Consulting Group is a leading management, systems and technology consulting firm, operating worldwide in more than 35 countries.

Principal national offices

Argentina
Buenos Aires
PA Consulting Group,
Av. Leandro N. Alem 712,
Piso 11, (C1001AAP)
Buenos Aires
Tel: +54-11-5776-1200
Fax: +54-11-5776-1201

Armenia
Yerevan
PA Consulting Group,
18 Proshian Street,
Yerevan 375019
Tel: +374 1 226 413
Fax: +374 1 230 831

Australia
Canberra
PA Consulting Group,
Level 11,
St George Centre,
60 Marcus Clarke Street,
Canberra ACT 2601
Tel: +61 2 6243 5113
Fax: +61 2 6243 5143

Melbourne
PA Consulting Group,
Part Level 30,
360 Collins Street,
Melbourne VIC 3000
Tel: +61 3 9605 5555
Fax: +61 3 9605 5666

Sydney
PA Consulting Group,
146 Arthur Street,
North Sydney NSW 2060
Tel: +612 9964 2222
Fax: +612 9964 2233

Belgium
Mechelen
Cubiks,
Mechelen Campus,
Schaliënhoevedreef 20/E,
2800 Mechelen
Tel and fax numbers to follow

Czech Republic
Prague
PA Consulting Group,
Panorama Centrum,
Skretova 12,
120 00 Prague 2
Tel: +420 246 086 666
Fax: +420 246 086 667

Denmark
Copenhagen
PA Consulting Group,
Tuborg Boulevard 5,
DK 2900 Hellerup
Tel: +45 39 25 50 00
Fax: +45 39 25 51 00

Finland
Helsinki
PA Consulting Group,
Business Park Quartetto,
House Cello,
3rd Floor,
Linnoitustie 2 B,
FIN-02600 Espoo
Tel: +358 9 530 570
Fax: +358 9 530 574 40

France
Paris
PA Consulting Group,
54 avenue Hoche,
75008 Paris
Tel: +33 1 56 60 51 45
Fax: +33 1 56 60 56 00

Cubiks, 115 Rue Réaumur,
75002 Paris
Tel: +33 1 55 80 59 00
Fax: +33 1 55 80 59 10

Germany
Düsseldorf
PA Consulting Group,
Graf-Adolf-Platz 15,
40213 Düsseldorf
Tel: +49 211 882 42-0
Fax: TBC

Frankfurt
PA Consulting Group,
Eschersheimer Landstraße 223,
60320 Frankfurt am Main
Tel: +49 69 71 70 2-0
Fax: +49 69 71 70 2-2 63

Munich
PA Consulting Group,
Theresienstrasse 6-8,
80333 München
Tel: +49 89 288 90 540
Fax: +49 89 288 90 507

India
Bangalore
PA Consulting Group,
2nd Floor,
Nitesh Broadway,
9/3, M G Road,
Bangalore 560 001
Tel: +91 80 2531 8855
Fax: +9180 2532 1410

UbiNetics,
34 Andree Road,
Shanthi Nagar,
Bangalore – 560 027 India
Tel: +91 80 2229 7030
Fax: +91 80 2229 7031

UbiNetics,
3rd floor,
Suraj Ganga Soft Park,
34, 1st Main Road,
J P Nagar Bangalore
560078
Tel +91 80 2649 2700
Fax +91 80 2649 2701

New Delhi
P A Consulting Group,
D 6/12 First Floor,
Vasant Vihar,
New Delhi
Tel: +91 11 26147648
Fax: +91 11 26154732

Indonesia
Jakarta
PA Consulting Group,
Graha Iskandarsyah,
7th Floor,
Jl Iskandarsyah
Raya No. 66C,
Jakarta, 12160
Tel: +62 21 2750 7500
Fax: +62 21 2750 7501

Ireland
Dublin
PA Consulting Group,
Second Floor,
Embassy House,
Herbert Park Lane,
Ballsbridge,
Dublin 4
Tel: +353 1 6684346
Fax: +353 1 6681771

Japan
Tokyo
PA Consulting Group,
Marunouchi Yaesu Bldg. 4F,
2-6-2, Marunouchi,
Chiyoda-ku,
Tokyo 100-0005
Tel: +81 3 5208 1500
Fax: +81 3 5208 1508

Malaysia
Kuala Lumpur
PA Consulting Group,
5th Floor,
Bangunan Getah Asli (Menara),
148 Jalan Ampang,
50450 Kuala Lumpur
Tel: +60 3 2161 2322/2168 3131
Fax: +60 3 2161 8231

Cubiks,
Suite 14.7 Level 14,
Menara IMC,
Letter Box No. 26,
No 8 Jalan Sultan Ismail,
50250 Kuala Lumpur
Tel: +603 2176 5202/2176 5203.
Fax: +60 3 2176 5201

Netherlands
Utrecht
Visiting Address
PA Consulting Group,
Coltbaan 33,
3439 NG Nieuwegein
Tel: +31 30 2829600
Fax: +31 30 2829608

Postal Address
PA Consulting Group,
P.O. Box 1043,
3430 BA Nieuwegein

New Zealand
Auckland
PA Consulting Group,
PO Box 4178,
Level 8,
8-10 Whitaker Place,
Auckland
Tel: +64 9 306 8895
Fax: +64 9 306 8896

Wellington
Visiting Address
PA Consulting Group,
Level 13,
Prime Finance Tower,
142 Lambton Quay,
Wellington
Tel: +64 4 499 9053
Fax: +64 4 473 1630

Postal Address
PO Box 1659,
Lambton Quay,
Wellington,
New Zealand

Norway
Lysaker
PA Consulting Group A/S,
P.O. Box 50,
Lysaker Torg 25,
N-1324 Lysaker
Tel: +47 67 58 67 58
Fax: +47 67 59 09 83

Pakistan
Islamabad
PA Consulting Group,
Center One 1,
St. 15,
Khayban e Iqbal F 7/2 Islamabad
44000,
Pakistan
Tel: +92 51 265 0475
Fax: +92 51 265 0832

People's Republic of China
Hong Kong
PA Consulting Group,
20/F St George's Building,
No.2 Ice House Street,
Central,
Hong Kong
Tel: +852 2913 5700
Fax: +852 2810 1432 (General)

UbiNetics,
20/F St George's Building,
No.2 Ice House Street,
Central,
Hong Kong
Tel: +852 2526 8003
Fax: +852 2526 8013

Beijing
PA Consulting Group,
Unit 80D,
8th Floor Union Plaza,
No. 20 Chaoyang Men
Wai Avenue,
Beijing 100020
Tel: +86 10 6588 8559
Fax: +86 10 6588 8557

Russian Federation
Moscow
PA Consulting Group,
Bolshoi Strochenovsky Pereulok
22/25,
Stroenie 1,
Moscow,
115054
Tel: +7 095 775 2401
Fax: +7 095 775 2406

Sweden
Stockholm
PA Consulting Group,
Kungsgatan 8,
4tr,
SE-111 43 Stockholm
Tel: +46 8 45 419 00
Fax: +46 8 45 419 01

United Kingdom
London
PA Consulting Group,
123 Buckingham Palace Road,
London SW1W 9SR
Tel: +44 20 7730 9000
Fax: +44 207333 5050

Cubiks,
Centre Point,
11th Floor,
103 New Oxford Street,
London WC1A 1DD
Tel: +44 20 7497 4000.
Fax: +44 20 7497 4001

Belfast
PA Consulting Group,
Potters Quay,
5 Ravenhill Road,
Belfast BT6 8DN
Tel: +44 28 9073 6700
Fax: +44 28 9073 6736

Birmingham
PA Consulting Group,
Chamber of Commerce House,
2nd Floor,
75 Harborne Road,
Birmingham B15 3DH
Tel: +44 121 454 5791
Fax: +44 121 454 0656

Cambridge
PA Consulting Group,
Cambridge Technology Centre,
Melbourn,
Herts SG8 6DP
Tel: +44 1763 261222
Fax: +44 1763 260023

UbiNetics,
Cambridge Technology Centre,
Melbourn,
Herts SG8 6DP
Tel: +44 1763 262222
Fax: +44 1763 267320

Meridica,
Cambridge Technology Centre,
Melbourn,
Herts SG8 6DQ
Tel +44 1763 261600
Fax +44 1763 269494

Glasgow
PA Consulting Group,
1 Cadogan Square,
Cadogan Street,
Glasgow G2 7HF
Tel: +44 141 241 6400
Fax: +44 141 241 6401

Guildford
Cubiks,
Ranger House,
Walnut Tree Close,
Guildford,
Surrey GU1 4US
Tel: +44 1483 544 200
Fax: +44 1483 544 230

Manchester
PA Consulting Group,
Colwyn Chambers,
19 York Street,
Manchester M2 3BA
Tel: +44 161 236 4531
Fax: +44 161 236 6584 (Other)

Swindon
UbiNetics,
First Floor, Delta 100, Delta Business
Park, Great Western Way, Swindon,
Wiltshire SN5 7XP
Tel: +44 1793 619999
Fax: +44 1793 618508

United States
Boulder
PA Consulting Group,
390 Interlocken Crescent,
Suite 410,
Broomfield,
Colorado 80021
Tel: +1 720 566 9920
Fax: +1 720 566 9680

Cambridge MA
PA Consulting Group,
One Memorial Drive,
Cambridge,
Massachusetts 02142
Tel: +1 617 225 2700
Fax: +1 617 225 2631

Chicago
PA Consulting Group,
311 South Wacker Drive,
Suite 6330,
Chicago,
Illinois 60606
Tel: +1 312 566 9752
Fax: +1 312 566 9753

Houston
PA Consulting Group,
1200 Smith Street,
Suite 1600,
Houston,
Texas 77002
Tel: +1 713 353 3976
Fax: +1 713 353 8887

Los Angeles
PA Consulting Group,
520 S. Grand Avenue,
Suite 500,
Los Angeles,
California 90071
Tel: +1 213 689 1515
Fax: +1 213 689 1129

Madison
PA Consulting Group,
6410 Enterprise Lane,
Suite 300,
Madison,
Wisconsin 53719
Tel: +1 608 443 2700
Fax: +1 608 661 5181

New York
PA Consulting Group,
34th Floor,
The Chrysler Building,
405 Lexington Avenue,
New York,
NY 10174
Tel: +1 212 973 5900
Fax: +1 212 973 5959

Princeton
PA Consulting Group,
600 College Road East,
Suite 1120,
Princeton,
New Jersey 08540
Tel: +1 609 806 0800
Fax: +1 609 936 8811

Washington
PA Consulting Group,
4601 N Fairfax Drive,
Suite 600,
Arlington, VA 22203
Tel: +1 571 227 9000
Fax: +1 571 227 9001

RECEIVED
2006 APR 25 A 11:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NOTICE OF RESOLUTIONS TO REGISTRAR

Company Number 2235016

PA HOLDINGS LIMITED

RESOLUTIONS OF THE MEMBERS
OF THE COMPANY
(Passed 3 June 2005)

At an the Annual General Meeting of the Company held on 3 June 2005 at 123 Buckingham Road, London SW1W 9SR the following resolutions were passed:

RESOLUTIONS

As an ordinary resolution

8. To authorise the Directors generally and unconditionally, pursuant to Section 80 of the Companies Act 1985 ("s80") to:

   (a) (i) exercise all powers of the Company to allot relevant securities (within the meaning of s80) ("relevant securities") up to an aggregate nominal value of £11.236 million for a period expiring (unless previously revoked, varied or renewed by the Company in general meeting) on 3 June 2010 and

   (ii) make an offer or agreement before the expiry of the authority conferred by this resolution ("this authority") which would or might require relevant securities to be allotted after expiry of this authority and the Directors may allot relevant securities in pursuance of such an offer or agreement as if this authority had not expired; and

   (b) paragraph (a) above shall be without prejudice to the continuing authority of the Directors:

   (i) to allot securities pursuant to the specific authorities conferred by Resolution 6 passed at the Annual General Meeting of the Company held on 11 May 1996 and

   (ii) to allot relevant securities pursuant to any offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.

As special resolutions

9. (a) Subject to and conditional upon the Undertaking (as defined in the Company's Articles of Association) ceasing to be of any further effect, to empower the Directors, pursuant to Section 95 of the Companies Act 1985 ("the Act") to allot securities (as defined in Section 94 of the Act) pursuant to the general authority conferred by the preceding resolution as if Section 89(1) of the Act did not apply to any such allotment provided that the power conferred by this resolution ("this power") shall be limited to the allotment of equity securities:

    (i) in connection with a rights issue in favour of ordinary shareholders where the equity securities respectively attributable to the interests of ordinary shareholders are proportionate (as nearly as may be) to the respective number of ordinary shares held by them (but subject to such exclusions, variations or other arrangements on such allotment as the Directors may deem necessary or expedient in relation to fractional entitlements or as a result of legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or any other matter whatsoever); and

    (ii) (otherwise than pursuant to sub-paragraph (i) above) up to an aggregate nominal value of £167,918 representing 5% of the Company's ordinary shares in issue as at 31 December 2004; and

   (b) this power shall expire on the earlier of the conclusion of the 2006 Annual General Meeting of the Company and the date which is 15 months after the passing of this resolution save that the Directors may, prior to such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if this power had not expired.

10. That, subject to and conditional upon written consent to the passing of this resolution as may be required by the Company's Articles of Association being given by the trustees of the Butten Trust, the Company's Articles of Association be amended as noted in the form now produced to the meeting and initialled by the Chairman for the purposes of identification.

11. That, subject in the case of (b) below to Resolution 10 being passed and becoming effective, the rules of the Internal Market be amended by:

    (a) replacing rule 3 with the following:

    "3.1 Subject to such exclusions or other arrangements as the Administrator may in any particular case deem necessary or expedient to deal with problems under the laws of any territory or the requirements of any regulatory body in any territory, every Eligible Participant shall be entitled to participate in the Market. The foregoing shall entitle the Administrator to suspend the right to buy or sell for any Eligible Participant or category/class of Eligible Participant.

3.2 Subject to the articles of association and this Rule 3, every Eligible Participant shall be entitled either to buy or to sell Shares in the Market in any Dealing Period.

3.3 Every Shareholder who has ceased to be an Employee shall be entitled to sell, but shall not be entitled to buy, Shares in the Market in any Dealing Period commencing after the date of his ceasing to be an Employee. Every person who has acquired shares pursuant to article 12.2 of the articles and is a Shareholder only by virtue of such acquisition shall be entitled to sell, but shall not be entitled to buy Shares in the Market."

(b) adding the following to the end of rule 6.6:

"and references in paragraphs 6.6.2 to 6.6.4 inclusive to a Shareholder who satisfies the requirements of those sub-clauses includes persons who acquire Shares pursuant to Article 12.2 of the Articles of Association directly or indirectly from such a Shareholder".

....
Chairman

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser.

If you have sold or transferred all your shares in PA Holdings Limited you should send this document, together with the accompanying form of proxy, to the Secretary of PA Holdings Limited, 123 Buckingham Palace Road, London SW1W 9SR, for transmission to the purchaser or transferee.

PA HOLDINGS LIMITED

Annual General Meeting

A letter from your Chairman is included in the first part of this document.

Notice of the 2005 Annual General Meeting of PA Holdings Limited to be held on 3 June 2005 at 5pm is included in this document. A proxy card for use at the Annual General Meeting is enclosed.

To be valid, proxy cards must be completed and returned so as to be received by the Company's registrars, Computershare Investor Services Plc, The Pavilions, Bridgwater Road, Bristol BS13 8FB no later than 48 hours before the time fixed for the meeting.

Definitions

The following definitions apply throughout this document and the accompanying form of proxy, unless the context requires otherwise:

articles of association and **article:**	the articles of association of the Company and an article of the articles of association, respectively;
Board or **Directors:**	the Board of directors of the Company for the time being and from time to time;
Butten Trust:	the discretionary trust established in 1998 for the benefit of employees and former employees of the PA group and their dependants worldwide;
Butten Trustees or **Trustees:**	the trustees for the time being and from time to time of the Butten Trust;
Company:	PA Holdings Limited;
Eligible Participant:	an Eligible Participant as defined in, and for the purposes of, the rules of the Internal Market;
Golden Share:	the £1 golden share in the Company;
Internal Market:	the PA Holdings Limited Internal Market;
ordinary shares:	ordinary shares in the Company of 10p each;
ordinary shareholders:	holders of ordinary shares in the Company;
PA:	the Company or the PA group, as the case may be;
PA group or **Group:**	the Company and its subsidiaries and any other trust or entity the net assets of which are combined in PA's accounts.

PA Consulting Group

123 Buckingham Palace Road
London SW1W 9SR

Telephone: 020-7730 9000
Telex: 22470
Facsimile: 020-7333 5050

Directors:

Jon Moynihan OBE	*Chairman*
Professor Victor Halberstadt	*Non-Executive Director*
Michael O'Higgins	*Director*
Nick Hughes	*Director*
Patrick Kelly	*Director*
Alec MacAndrew	*Director*
Dr Matt Ridley	*Non-Executive Director*
Bruce Tindale	*Director*
Peter Tobin	*Non-Executive Director*

10 May 2005

To ordinary shareholders and, for information only, to all other shareholders.

Dear Shareholder,

Annual General Meeting

You will find enclosed with this letter a notice convening the 2005 Annual General Meeting of the Company to be held on 3 June 2005 at 5pm. In addition to the ordinary business of the meeting as set out in items 1 to 7 of the Notice of Meeting there are a number of items of special business which are explained below. Resolutions 8 and 11 to 14 are proposed as ordinary resolutions. Resolutions 9 and 10 are proposed as special resolutions.

Resolutions 8 and 9: Board authorities to allot shares

Resolution 8 renews the existing five year authority of the Board to allot unissued shares up to an aggregate value as stated in the resolution.

Resolution 9 asks shareholders to waive their pre-emption rights to allow the Board to allot a limited number of shares other than to existing shareholders. This renews the current authority to the Board which expires on 11 September 2005 or at the conclusion of the 2005 AGM, whichever is the earlier.

Resolution 10: Amendments to Articles of Association

There are three main changes proposed by Resolution 10:

- It is proposed to change article 12.2 to give the Directors the discretion to allow an existing or former employee or officer to transfer ordinary shares to his/her spouse, civil partner (ie a partner legally recognised as such in England or by an equivalent overseas legal process), the trustees of a family trust, and a personal services company (ie one wholly owned by the employee, a family trust or family members).

  The amended articles would ensure that ordinary shares would have to be transferred back if the transferee ceased to be within a permitted category, and that the compulsory buy back provisions in the articles operate over ordinary shares transferred by an employee to a permitted person, in the same way as if the permitted transfer had not taken place.

- As a related matter it is proposed to change article 3.5.5 to allow transfers of shares to those referred to above without the need first to obtain the consent of the Trustees as holder of the Golden Share. It is also proposed to change article 3.5.5 to allow issues or transfers to non-executive officers of group companies without the need for Golden Share consent.

- Article 5.2 is the article that sets out the rules for determining how the net asset value of the PA group is to be calculated for the purposes of determining the Internal Market dealing price. This article is to be amended to ensure that liabilities in respect of options over new shares are added back to NAV (as defined in the articles and which is calculated on a fully diluted basis) and that the option exercise price is included in NAV in appropriate circumstances.

A copy of the relevant articles of association reflecting the changes proposed by Resolution 10 (which may be subject to further modification) is set out in the Appendix to this document.

Resolution 11: Amendments to the rules of the Internal Market

Resolution 11 proposes two changes to the rules of the Internal Market.

- Rule 3 is to be changed to allow the Administrators of the Internal Market to suspend the right of any Eligible Participant or category of Eligible Participants to buy or sell ordinary shares. It is anticipated that the securities laws of the United Kingdom may be tightened in the near future when the EU Prospectus Directive comes into force. This may restrict the ability of the Administrator from offering Eligible Participants in the United Kingdom the opportunity to buy ordinary shares on the Internal Market. The amendment proposed is to ensure that the Administrator can take account of such securities laws issues in operating the Internal Market.

- Rule 6.6 is to be changed to take account of the changes made in the articles by Resolution 10 allowing ordinary shares to be transferred to a spouse of an ordinary shareholder and the other categories of permitted persons noted in that Resolution.

Resolution 12: New California Share Purchase Plan

In April 2003 the shareholders approved the adoption of a new share purchase plan for California as a sub-plan to the existing PA Bonus Share Purchase Plan. As a result of the adoption of the replacement PA Bonus Share Purchase Plan 2004, a new shareholders' authority is required to continue to operate the California Share Purchase Plan as a sub-plan to the current share purchase plan.

Resolution 12 accordingly adopts the PA California Plan 2004.

Resolution 13: India addendum to PA Consulting Global Share Option Plan

On 11 March 2005 the Board adopted the PA Consulting Global Share Option Plan. Shareholders' authority is required for the plan to be extended to the employees of PA's subsidiaries in India, PA Consulting Services (India) Private Limited and PA Advisory Services India Private Limited.

Resolution 13 accordingly adopts an India addendum to the PA Consulting Global Share Option Plan.

Resolution 14: 2003 Incentive Stock Option Plan

The purpose of the PA Holdings Limited 2003 incentive stock option plan is to align the interests of employees of PA's US companies with the interests of those companies by providing such employees with the opportunity to obtain shares in PA through an incentive stock option plan.

Adoption of the 2003 incentive stock option plan requires shareholders approval and accordingly resolution 14 adopts the 2003 incentive stock option plan.

Documents available for inspection

Copies of the Company's articles of association and the rules of the Internal Market as they currently are and copies reflecting the proposed changes as well as copies of the PA California Plan 2004, the India addendum to the PA Consulting Global Share Option Plan and the PA Holdings Limited 2003 Incentive Stock Option Plan will be available for inspection during normal office hours by appointment with Maxine Drabble, Group Company Secretary, at 123 Buckingham Palace Road, London SW1W 9SR and at the PA group national offices listed on the back page of this document (by appointment with the local equity co-ordinator at the relevant office) during any weekday (Saturday, Sunday and public holidays excepted) from the date of this document until the Annual General Meeting referred to in the attached Notice is held. Copies will also be available at the Meeting.

Action to be taken

Please complete the enclosed proxy form in accordance with the instructions printed on it and return it to Computershare Investor Services Plc, The Pavilions, Bridgwater Road, Bristol BS13 8FB as soon as possible, but in any event so as to be received no later than 5pm on 1 June 2005.

The return of the proxy form will not preclude you from attending the appropriate meetings and voting in person should you wish to do so.

Consent of the Butten Trustees

The Company's articles of association require that the consent of the Butten Trustees must first be obtained before a number of the changes to the articles proposed in Resolution 10 are made. Accordingly, Resolution 10 is conditional upon the Butten Trustees giving their consent to the proposed changes to the articles.

The Butten Trustees have confirmed that they will give their consent directly after the Annual General Meeting assuming that there will be no material changes in the fiscal regimes applying to the Company and the Butten Trustees prior to the Annual General Meeting and that no other relevant matters occur prior to that time.

Recommendation

Your Directors believe that the above proposals are in the Company's best interests and unanimously recommend that you cast your vote 'for' the resolutions to be proposed at the Annual General Meeting, as they intend to in respect of their own shareholdings.

Yours sincerely

Jon Moynihan
Chairman

PA HOLDINGS LIMITED

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the **ANNUAL GENERAL MEETING** of the Company for 2005 will be held at 123 Buckingham Palace Road, London SW1W 9SR on 3 June 2005 at 5pm for the following purposes:

1. To receive and adopt the financial statements for the year ended 31 December 2004 together with the Directors' and Auditors' Reports thereon.

2. To re-elect as a Director Peter Tobin, who retires by rotation in accordance with Article 81 of the Company's Articles of Association.

3. To re-elect as a Director Bruce Tindale, who retires by rotation in accordance with Article 81 of the Company's Articles of Association.

4. To re-elect as a Director Alec MacAndrew, who retires by rotation in accordance with Article 81 of the Company's Articles of Association.

5. To elect as a Director Patrick Kelly, who retires having been appointed by the Board since the last Annual General Meeting and offers himself for election.

6. To re-appoint Ernst &Young LLP to hold office as Auditors of the Company until the conclusion of the next general meeting of the Company at which accounts are laid in accordance with section 241 of the Companies Act 1985.

7. To authorise the Directors to determine the remuneration of the Auditors.

8. To authorise the Directors generally and unconditionally, pursuant to Section 80 of the Companies Act 1985 ("s80") to:

   (a) (i) exercise all powers of the Company to allot relevant securities (within the meaning of s80) ("relevant securities") up to an aggregate nominal value of £11.236 million for a period expiring (unless previously revoked, varied or renewed by the Company in general meeting) on 3 June 2010 and

   (ii) make an offer or agreement before the expiry of the authority conferred by this resolution ("this authority") which would or might require relevant securities to be allotted after expiry of this authority and the Directors may allot relevant securities in pursuance of such an offer or agreement as if this authority had not expired; and

   (b) paragraph (a) above shall be without prejudice to the continuing authority of the Directors:

   (i) to allot securities pursuant to the specific authorities conferred by Resolution 6 passed at the Annual General Meeting of the Company held on 11 May 1996 and

   (ii) to allot relevant securities pursuant to any offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.

As special resolutions

9. (a) Subject to and conditional upon the Undertaking (as defined in the Company's Articles of Association) ceasing to be of any further effect, to empower the Directors, pursuant to Section 95 of the Companies Act 1985 ("the Act") to allot securities (as defined in Section 94 of the Act) pursuant to the general authority conferred by the preceding resolution as if Section 89(1) of the Act did not apply to any such allotment provided that the power conferred by this resolution ("this power") shall be limited to the allotment of equity securities:

   (i) in connection with a rights issue in favour of ordinary shareholders where the equity securities respectively attributable to the interests of ordinary shareholders are proportionate (as nearly as may be) to the respective number of ordinary shares held by them (but subject to such exclusions, variations or other arrangements on such allotment as the Directors may deem necessary or expedient in relation to fractional entitlements or as a result of legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or any other matter whatsoever); and

   (ii) (otherwise than pursuant to sub-paragraph (i) above) up to an aggregate nominal value of £167,918 representing 5% of the Company's ordinary shares in issue as at 31 December 2004; and

   (b) this power shall expire on the earlier of the conclusion of the 2006 Annual General Meeting of the Company and the date which is 15 months after the passing of this resolution save that the Directors may, prior to such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if this power had not expired.

10. That, subject to and conditional upon written consent to the passing of this resolution as may be required by the Company's Articles of Association being given by the trustees of the Butten Trust, the Company's Articles of Association be amended as noted in the form now produced to the meeting and initialled by the Chairman for the purposes of identification.

11. That, subject in the case of (b) below to Resolution 10 being passed and becoming effective, the rules of the Internal Market be amended by:

    (a) replacing rule 3 with the following:

    "3.1 Subject to such exclusions or other arrangements as the Administrator may in any particular case deem necessary or expedient to deal with problems under the laws of any territory or the requirements of any regulatory body in any territory, every Eligible Participant shall be entitled to participate in the Market. The foregoing shall entitle the Administrator to suspend the right to buy or sell for any Eligible Participant or category/class of Eligible Participant.

    3.2 Subject to the articles of association and this Rule 3, every Eligible Participant shall be entitled either to buy or to sell Shares in the Market in any Dealing Period.

    3.3 Every Shareholder who has ceased to be an Employee shall be entitled to sell, but shall not be entitled to buy, Shares in the Market in any Dealing Period commencing after the date of his ceasing to be an Employee. Every person who has acquired shares pursuant to article 12.2 of the articles and is a Shareholder only by virtue of such acquisition shall be entitled to sell, but shall not be entitled to buy Shares in the Market."

    (b) adding the following to the end of rule 6.6:

    "and references in paragraphs 6.6.2 to 6.6.4 inclusive to a Shareholder who satisfies the requirements of those sub-clauses includes persons who acquire Shares pursuant to Article 12.2 of the Articles of Association directly or indirectly from such a Shareholder".

As an ordinary resolution:

12. That the PA (California) Bonus Share Purchase Plan 2004 be adopted as a sub-plan of the PA Bonus Share Purchase Plan 2004 in the form now produced to the meeting and initialled by the Chairman for the purposes of identification.

As an ordinary resolution:

13. That the India addendum to the PA Consulting Global Share Option Plan be adopted in the form now produced to the meeting and initialled by the Chairman for the purposes of identification.

As an ordinary resolution:

14. That the PA Holdings Limited 2003 Incentive Stock Option Plan be adopted in the form now produced to the meeting and initialled by the Chairman for the purposes of identification.

10 May 2005

By Order of the Board

Maxine Drabble
Company Secretary

Registered Office:
123 Buckingham Palace Road
London SW1W 9SR

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him. Any such proxy need not be a member of the Company.

2. A form of proxy is enclosed. The appointment of a proxy will not prevent you from subsequently attending and voting at the meeting in person.

3. To be effective the instrument appointing a proxy, and any power of attorney or other authority under which it is executed (or a duly certified copy of any such power or authority), must be returned to Computershare Investor Services Plc, The Pavilions, Bridgwater Road, Bristol BS13 8FB so as to be received no later than 5pm on Wednesday 1 June 2005.

Appendix

The following principal changes are proposed to the Company's Articles of Association:

(a) inserting the following definitions into article 1:

"2004 ESOP: a trust established on 21 March 2004 by the Company and known as the PA 2004 ESOP with Hill Street Trustees Limited as the first trustee;

Permitted Transferee: any person to whom Ordinary Shares may be or have been transferred pursuant to Article 12.2;"

(b) replacing article 3.5.5 with the following:

"the allotment or issue or transfer of any Ordinary Share to any person other than a person (a) who is, or has been, employed by a member of the Group or who is or has been an officer of a member of the Group, (or, in either case, the personal representatives of any such person) or (b) who is a Permitted Transferee, or (c) who is a Permitted Person (as defined in Article 11);"

(c) replacing article 5.2.2(b) with the following:

"an addition shall be made (i) to exclude from Net Asset Value any liability provided in the Accounts to satisfy the exercise of options to subscribe for Ordinary Shares and (ii) to include in Net Asset Value the option exercise price payable (a) where an option is granted to subscribe for unissued shares in the Company or (b) where an option has been granted to acquire issued shares and the 1995 ESOP or the 2004 ESOP subscribes for shares in the Company to satisfy that option;"

(d) replacing articles 11.4 with the following:

"For the purposes of Articles 11.1 and 11.2 an Employee:

(i) is not to be treated as having an interest in Ordinary Shares by reason only of having any option to acquire Ordinary Shares granted pursuant to an employee share scheme up to a limit of 1% of the issued Ordinary Shares but to have such an interest in respect of any excess;

(ii) is to be treated as still holding any Ordinary Shares transferred to a Permitted Transferee and which are still held by a Permitted Transferee."

(e) in relation to articles 12A, 12.8 and 12.9:

(i) amending 12A.5 (vii) to read:

"The "PA California Plans" shall mean (i) the rules of the PA California Bonus Share Purchase Plan, being a schedule to the PA Bonus Share Purchase Plan as in force from time to time and the rules of the PA California Bonus Share Purchase Plan 2004, being a schedule to the PA Bonus Share Purchase Plan 2004 as in force from time to time and (ii) the rules of the PA California New Recruits Share Purchase Plan being a schedule to the PA New Recruits Share Purchase Plan, as in force from time to time or any replacement Plan."

(ii) in articles 12.8A and 12.8C changing the reference to "either" of the PA California Plans to "any" of the PA California Plans.

(iii) in articles 12.8A and 12.8C adding the words "nor a Permitted Transfer" after the words "nor a Permitted Person" and in articles 12.8A, 12.8C and 12.9 adding the words "or former member" after the word "member" and adding the words "or former member's" after the word "member's".

(f) replacing article 12.2 with the following:

"12.2 Any Ordinary Share:

12.2.1 held upon the trusts of any Deed or Will may be transferred upon any change in or appointment of new trustees, provided that the Directors are satisfied as to the facts in relation to such transfer;

12.2.2 may with the prior written consent of the Directors which may be given or withheld in their absolute discretion be transferred by a member who is or was an employee or officer of the Company or any of its subsidiaries (**Original Member**) to:

(a) that member's legal spouse; or

(b) that member's civil partner registered under the Civil Partnership Act 2004, or the partner of that member legally recognised as such by an equivalent or analogous legal process in any jurisdiction; or

(c) the trustees of a trust or settlement (**Family Trust**) set up wholly for the benefit of the Original Member and/or that of his Family Members (and/or a charity as the ultimate default beneficiary) and, for the purposes of this Article 12.2, the term **Family Member**, in relation to any person, shall mean one or more of that person's legal spouse, partner within the description in paragraph (b) above, children (including, step children) and remoter issue;

12.2.3 which has been transferred to a Family Trust pursuant to Article 12.2.2 may be transferred to:

(d) the new or remaining trustees of the Family Trust upon a change of trustee; or

(e) any person (other than a charity) on their becoming entitled to the same under the terms of the Family Trust;

12.2.4 may with the prior written consent of the Directors which may be given or withheld in their absolute discretion be transferred by the Original Member to a company in which all of the equity and voting share capital is held by any one or more of the Original Member, his Family Trust and/or any Family Member.

If any member who holds Ordinary Shares transferred to that member under Article 12.2 is not, or ceases to be within one of the categories in Article 12.2 above enabling the member to qualify as, a Permitted Transferee of the Original Member and that member does not, prior to so ceasing, transfer all such Ordinary Shares registered in its name to the Original Member or to another person who is eligible to be the Permitted Transferee of the Original Member, the member shall without delay notify the Company that such event has occurred. If it comes to the notice of the Directors that at any time any interest in any Ordinary Share transferred pursuant to this Article 12.2 is held by a member, or for a person, who is not, or has ceased to be within one of the categories in Article 12.2 enabling such member to qualify as, a Permitted Transferee of an Original Member, the Directors may serve a notice on the member, requiring the member to transfer the Ordinary Shares acquired directly or indirectly from the Original Member as a result of one or successive transfers each pursuant to Article 12.2 back to the Original Member, and to execute and deliver a share transfer form accordingly to the Company, accompanied by the relevant share certificate, within 21 days or such longer period as the Directors may specify (the **Transfer Back Period**). If at the end of the Transfer Back Period the Ordinary Shares have not been transferred in accordance with this Article, then the member may at any time or times be given a written notice by the Company deeming that member to have given a Transfer Notice pursuant to Article 12.3 in respect of all such Ordinary Shares, or such lesser number of Ordinary Shares as is specified in the Company's notice, in favour of the trustees of such employees' share scheme (as defined in the Act) established by the Company as may be specified in the Company's notice at a price equivalent to the Dealing Price determined on the last Valuation Date."

(g) replacing articles 12.11 and 12.12 with the following:

"12.11 If a member or any person to whom such member's Ordinary Shares have been transferred or transmitted pursuant to Articles 12.2 or 12.4 or Article 32 or 33 ("the transferor"), (a) having become bound to transfer any Ordinary Shares pursuant to Articles 12A,12.2 12.8A, 12.8B, 12.8C to 12.10 or 12.15 makes default in transferring the same, or has any liability to the Company or to any of its subsidiaries or to the trustees of any employees' share scheme or to any company controlled by such trustees in respect of payment for such Ordinary Shares or repayment of any loan made to the member to acquire such Ordinary Shares or (b) having become bound to transfer any Ordinary Shares pursuant to any employees' share scheme makes default in transferring the same, the Directors may

authorise some person (who is (as security for the performance of the member or transferor's obligations) hereby irrevocably and unconditionally appointed as the attorney of the member or transferor for the purpose) to execute the necessary instrument of transfer of the Ordinary Shares and may deliver it on his behalf and the Company may receive the purchase money and shall thereupon (subject to such instrument being duly stamped) cause the transferee to be registered as the holder of such Ordinary Shares and shall hold such purchase money on behalf of the member or transferor. The Company shall be entitled to deduct from the purchase money held on behalf of such member or transferor any sums due to the Company or to any of its subsidiaries or to the trustees of any employees' share scheme or to any company controlled by such trustees in respect of payment for the Ordinary Shares transferred or repayment of any loan made to the member to acquire the Ordinary Shares transferred. The Company shall not be bound to earn or pay interest on any money so held and shall not pay such money to the member or transferor until he shall have delivered his share certificates (or an appropriate indemnity in respect of any lost certificates) to the Company. The receipt of the Company for such purchase money shall be a good discharge to the transferee who shall not be bound to see to the application thereof, and after the name of the transferee has been entered in the Register in purported exercise of the aforesaid power the validity of the proceedings shall not be questioned by any person.

12.12 The provisions of Articles 12.8A, 12.8B, 12.8C, 12.9 and 12.10 shall not apply to the Ordinary Shares held from time to time by the Trustees or any trustees for the time being of any employees' share scheme (as defined in the Act) established by the Company in their capacity as the Trustees or as such trustees or to any company controlled by such trustees."

Corporate headquarters

123 Buckingham Palace Road
London SW1W 9SR
United Kingdom
Tel: +44 20 7730 9000
Fax: +44 20 7333 5050
www.paconsulting.com
E-mail: info@paconsulting.com

PA Consulting Group is a leading management, systems and technology consulting firm, operating worldwide from over 40 offices in more than 20 countries.

Principal national offices

Argentina
Buenos Aires
Cerrito 866 – Piso 9
(C1010AAR) Buenos Aires
Tel: +54 11 4813 9898
Fax: +54 11 4811 9855

Australia
Sydney
146 Arthur Street
North Sydney
NSW 2060
Tel: +61 2 9964 2222
Fax: +61 2 9964 2233

Czech Republic
Prague
Panorama Centrum
Skretova 12
120 00 Prague 2
Tel: +420 246 086 666
Fax: +420 246 086 667

Denmark
Copenhagen
Tuborg Boulevard 5
DK-2900 Hellerup
Tel: +45 39 25 50 00
Fax: +45 39 25 51 00

Finland
Helsinki
Business Park Quartetto
House Cello
3rd Floor, Linnoitustie 2 B
FIN-02600 Espoo
Tel: +358 9 530 570
Fax: +358 9 530 574 40

France
Paris
54 avenue Hoche
75008 Paris
Tel: +33 1 56 60 51 45
Fax: +33 1 56 60 56 00

Germany
Frankfurt
Fürstenbergerstrasse 3-9
60322 Frankfurt am Main
Tel: +49 69 71 70 20
Fax: +49 69 71 70 22 63

India
Bangalore
2nd Floor, Nitesh Broadway
9/3, M G Road
Bangalore 560 001
Tel: +91 80 2531 8855
Fax: +91 80 2532 1410

Indonesia
Jakarta
Graha Iskandarsyah, 7th Floor
Jl. Iskandarsyah Raya No 66C
Jakarta 12160
Tel: +62 21 720 9948
Fax: +62 21 720 9949

Ireland
Dublin
Embassy House
Herbert Park Lane
Ballsbridge, Dublin 4
Tel: +353 1 668 4346
Fax: +353 1 668 1771

Japan
Tokyo
Marunouchi Yaesu Building
4F, 2-6-2, Marunouchi
Chiyoda-ku, Tokyo 100-0005
Tel: +81 3 5208 1500
Fax: +81 3 5208 1508

Malaysia
Kuala Lumpur
5th Floor
Bangunan Getah Asli (Menara)
148 Jalan Ampang
50450 Kuala Lumpur
Tel: +60 3 2161 2322
Fax: +60 3 2161 8231

Netherlands
Utrecht
Coltbaan 33
3439 NG Nieuwegein
Tel: +31 30 282 96 00
Fax: +31 30 282 96 08

New Zealand
Wellington
PO Box 1659
Lambton Quay
Wellington
Tel: +64 4 499 9053
Fax: +64 4 473 1630

Norway
Lysaker
PO Box 50
Lysaker Torg 25
N-1324 Lysaker
Tel: +47 67 58 67 58
Fax: +47 67 59 09 83

People's Republic of China
Beijing
Unit 80D
8th floor Union Plaza
No 20 Chaoyang Men Wai Avenue
Beijing 100020
Tel: +86 10 6588 8559
Fax: +86 10 6588 8557

Hong Kong
20/F St George's Building
No 2 Ice House Street
Central
Tel: +852 2913 5700
Fax: +852 2810 1432

Russian Federation
Moscow
Bolshoi Strochenovsky Pereulok 22/25
Stroenie 1
Moscow 115054
Tel: +7 095 775 2401
Fax: +7 095 775 2406

Singapore
Singapore
30 Cecil Street
Prudential Tower, Level 14
Singapore 049712
Tel: +65 6232 2810
Fax: +65 6232 2706

Sweden
Stockholm
Kungsgatan 8, 4tr
SE-111 43 Stockholm
Tel: +46 8 454 19 00
Fax: +46 8 454 19 01

United Kingdom
London
123 Buckingham Palace Road
London SW1W 9SR
Tel: +44 20 7730 9000
Fax: +44 20 7333 5050

Cambridge
Cambridge Technology Centre
Melbourn
Herts SG8 6DP
Tel: +44 1763 261222
Fax: +44 1763 260023

United States
Washington, DC
1750 Pennsylvania Avenue, NW
Suite 1000
Washington, DC 20006
Tel: +1 202 442 2000
Fax: +1 202 442 2001

Boulder
390 Interlocken Crescent
Suite 410
Broomfield, CO 80021
Tel: +1 720 566 9920
Fax: +1 720 566 9680

Cambridge, MA
One Memorial Drive
Cambridge, MA 02142
Tel: +1 617 225 2700
Fax: +1 617 225 2631

Chicago
311 South Wacker Drive
Suite 6330
Chicago, IL 60606
Tel: +1 312 566 9752
Fax: +1 312 566 9753

Houston
5847 San Felipe
Suite 1700
Houston, TX 77057
Tel: +1 713 821 1492
Fax: +1 713 821 1489

Los Angeles
520 South Grand Avenue
Suite 500
Los Angeles, CA 90071
Tel: +1 213 689 1515
Fax: +1 213 689 1129

Madison
2711 Allen Boulevard
Suite 200
Middleton, WI 53562
Tel: +1 608 827 7820
Fax: +1 608 827 7815

New York
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
Tel: +1 212 973 5900
Fax: +1 212 973 5959

Princeton
315A Enterprise Drive
Plainsboro, NJ 08536
Tel: +1 609 936 8300
Fax: +1 609 936 8811

RECEIVED
2006 APR 25 A 11:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company Number : 2235016

THE COMPANIES ACTS 1985 TO 1989

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION AND
ARTICLES OF ASSOCIATION OF

PA HOLDINGS LIMITED

(last amended by special resolution passed
on 3 June 2005)

No. 2235016

I hereby certify that

PA HOLDINGS (1988) LIMITED

having by special resolution changed its name,
is now incorporated under the name of

PA HOLDINGS LIMITED

Given under my hand at the Companies Registration Office,
Cardiff the 16 SEPTEMBER 1988

M. MOSS
an authorised officer

No. 2235016

I hereby certify that

PA HOLDINGS (1988) LIMITED

is this day incorporated under the Companies Act 1985
as a private company and that the Company is limited.

Given under my hand at the Companies Registration Office,
Cardiff the 24 MARCH 1988

E.J. JONES
an authorised officer

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION
OF
PA HOLDINGS LIMITED

(As amended by Special Resolution passed on 14 September 1988)

1. The name of the Company is PA HOLDINGS LIMITED.[1]

2. The registered office of the Company will be situate in England.

3. The objects for which the Company is established are:-

(A) (i) To acquire and hold all the issued shares in the capital of each of PA International Consulting Services Limited (a company registered in England) and PA International Consulting Services Limited (a company registered in Hong Kong) and for that purpose to enter into and carry into effect an exchange with PA Holdings Limited whereby the above-mentioned shares held by or on behalf of the said PA Holdings Limited will be exchanged for shares in the capital of the Company, such last-mentioned shares to be issued to the said PA Holdings Limited or as it may direct; and

(ii) To carry on the business of a holding, management and investment company and to do all lawful acts and things whatever that are necessary or convenient in carrying on the business of a holding company or of a management company or of an investment company or any of them;

(B) To carry on in any part of the world any other business or trade which in the opinion of the Directors of the Company may be conveniently carried on in connection with or as ancillary to any of the above businesses or be calculated directly or indirectly to enhance the value of or render more profitable any of the property of the Company or to further any of its objects;

(C) To carry on any business which the Company is authorised to carry on by means, or through the agency of any subsidiaries, and to enter into any agreement with any such subsidiary for taking the profit and bearing the losses of any business so carried on or for financing any such subsidiary or guaranteeing its liabilities, or to make any other arrangement which may seem desirable with reference to any business so carried on including power at any time and either temporarily or permanently to close any such branch or business;

(D) To purchase, take on lease or in exchange, hire or otherwise acquire and hold for any interest whatsoever any movable or immovable property, whether tangible or intangible and wheresoever situate, which the Company may think necessary or convenient for the purposes of its business and to sell, lease, hire out, grant rights and privileges in or over, improve, manage, cultivate or develop all or any part of such property or otherwise turn the same or any part thereof to the advantage of the Company;

---

1 By Special Resolution passed on 14 September 1988 the name of the Company was changed from PA Holdings (1988) Limited.

(E) To build, construct, maintain, alter, enlarge, pull down, remove or replace any buildings, works, plant and machinery necessary or convenient for the business of the Company and to join with any person, firm or company in doing any of the things aforesaid;

(F) To vest any real or personal property, rights or interests acquired by or belonging to the Company in any person or company on behalf of or for the benefit of the Company with or without any declared trust in favour of the Company;

(G) To make experiments in connection with any business of the Company and to apply for and take out, purchase or otherwise acquire in any part of the world any patents, patent rights, brevets d'invention, licences, protections and concessions and the like conferring an exclusive or non-exclusive or limited right of user, or any secret or other information as to any invention which may seem calculated directly or indirectly to benefit the Company, and to use and manufacture under, develop or grant licences or privileges in respect of the same and to expend money in experimenting upon and testing and in improving or seeking to improve any patents, inventions or rights which the Company may acquire or propose to acquire, or otherwise turn to account any rights or information so acquired;

(H) To purchase, subscribe for or otherwise acquire and hold and deal with any shares, stocks, debentures, debenture stock, bonds or securities of any other company or corporation carrying on business in any part of the world;

(I) To issue, place, underwrite or guarantee the subscription of, or concur or assist in the issuing or placing, underwriting or guaranteeing the subscription of shares, debentures, debenture stock, bonds, stocks and securities of any company, whether limited or unlimited or incorporated by Act of Parliament or otherwise, at such times and upon such terms and conditions as to remuneration and otherwise as may be agreed upon;

(J) To invest and deal with the monies of the Company not immediately required for the purposes of its business in or upon such investments and securities and in such manner as may from time to time be considered expedient;

(K) To lend and advance money or give credit to such persons firms or companies on such terms as may be considered expedient and to receive money on deposit or loan and to borrow or raise money and secure or discharge any debt or obligation of or binding on the Company in such manner as the Company shall think fit, and in particular by the issue of debentures or debenture stock (perpetual or otherwise) and to secure the repayment of any money borrowed, raised or owing by mortgage, charge or lien upon the whole or any part of the Company's property or assets (whether present or future) including its uncalled capital, and also by a similar mortgage, charge or lien to secure and by personal covenant, bond or indemnity to guarantee the performance of any obligation or liability undertaken by the Company or any other person or company;

(L) To acquire and undertake the whole or any part of the business, goodwill and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on or which can be carried on in conjunction therewith, or which are capable of being conducted directly or indirectly to the benefit of the Company, and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person or company, or to acquire an interest in, amalgamate or enter into any arrangement for sharing profits, or for co-operation or for mutual assistance with any such person or company, and to give or accept by way of consideration for any of the acts or things aforesaid or property acquired any shares, debentures, debenture stock or other securities that may be agreed upon, and to hold and retain or sell, mortgage and deal with, any shares, debentures, debenture stock or other securities so received;

(M) To establish, promote, finance or otherwise assist any other company for the purpose of acquiring all or any part of the property, rights and liabilities of the Company or for any other purpose which may seem directly or indirectly calculated to benefit the Company;

(N) To pay for any rights or property acquired by the Company, and to remunerate any person, firm or company rendering services to the Company whether by cash payment or by the allotment of shares, debentures or other securities of the Company credited as paid up in full or in part or in any other manner whatsoever, and to pay out of the funds of the Company all expenses which the Company may lawfully pay of or incident to the formation and registration of or the raising of money for the Company or the issue of its capital, including brokerage and commissions for obtaining applications for or taking, placing or underwriting or procuring the underwriting of shares, debentures, debenture stock or other securities of the Company;

(O) To accept stock or shares in, or the debentures, mortgage debentures or other securities of any other company in payment or part payment for any services rendered or for any sale made to or debt owing from any such company;

(P) To draw, make, accept, endorse, negotiate, discount, execute and issue promissory notes, bills of exchange, bills of lading, scrip, warrants, debentures and other transferable or negotiable instruments;

(Q) To apply for, promote and obtain any Act of Parliament, charters, privileges, concessions, licences or authorisations of any Government, state or municipality, Provisional Order or Licence of the Board of Trade or other authority for enabling the Company to carry any of its objects into effect or for extending any of the powers of the Company or for effecting any modifications of the constitution of the Company or for any other purpose which may seem expedient, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests;

(R) To enter into any arrangements with any governments or authorities (supreme, municipal, local or otherwise), or any corporations, companies or persons that may seem conducive to the objects of the Company or any of them, and to obtain from any such government, authority, corporation, company or person any charters, contracts, decrees, rights, privileges and concessions which the Company may think desirable, and to carry out, exercise and comply with any such charters, contracts, decrees, rights, privileges and concessions;

(S) To establish and maintain, or procure the establishment and maintenance of, any pension or superannuation funds (whether contributory or otherwise) for the benefit of, and to give or procure the giving of donations, gratuities, pensions, allowances and emoluments to, any persons who are or were at any time in the employment or service of the Company, or any of its predecessors in business, or of any company which is a subsidiary of the Company or with any such subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary, or who may be or have been Directors or officers of the Company, or of any such other company as aforesaid, and the wives, widows, families, relations and dependants of any such persons, and to establish, subsidise and subscribe to any institutions, associations, societies, clubs or funds calculated to be for the benefit of, or to advance the interests and well-being of the Company or of any other company as aforesaid, or of any such persons as aforesaid, and to make payments for or towards the insurance of any such persons as aforesaid, and to subscribe or guarantee money for charitable or benevolent objects, or for any exhibition or for any public general or useful object and to do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid;

(T) To establish and maintain, and to contribute to, any scheme for encouraging or facilitating the holding of shares or debentures in the Company by or for the benefit of its employees or former employees, or those of its subsidiary or holding company or subsidiary of its holding company, or by or for the benefit of such other persons as may for the time being be permitted by law, or any scheme for sharing profits with its employees, or those of its subsidiary or holding company or subsidiary of its holding company, and (so far as for the time being permitted by law) to lend money to such employees, former employees or other persons (other than Directors of the Company) with a view to enabling them to acquire shares in the Company or its holding company;

(U) To procure the Company to be registered or recognised in any part of the world outside the United Kingdom;

(V) To distribute among the members in specie any property of the Company, or any proceeds of sale or disposal of any property of the Company, and for such purpose to distinguish and separate capital from profits, but so that nothing in this sub-clause shall authorise the Company to make any distribution other than in accordance with the law for the time being in force;

(W) To do all or any of the above things in any part of the world either alone or in conjunction with others and either as principals, agents, contractors, trustees or otherwise and either by or through agents, sub-contractors, trustees or otherwise;

(X) To do all such other things as may be deemed incidental or conducive to the attainment of the above objects or any of them.

And it is hereby declared that:-

(a) The word "company" in this Clause, except where used in reference to the Company, shall be deemed to include any partnership, firm or other body of persons, whether corporate or unincorporate, and whether domiciled in the United Kingdom or elsewhere; and

(b) The objects specified in each of the paragraphs of this Clause shall be regarded as independent objects, and accordingly shall in no way be limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company, but may be carried out in as full and ample a manner and construed in as wide a sense as if each of the said paragraphs defined the objects of a separate and distinct company.

4. The liability of the members is limited.

5. The share capital of the Company is £30,000,000 divided into 1 Golden Share of £1, 25,000,000 Preference Shares of 10p each, 24,999,997 A Shares of 10p each, 24,999,997 B Shares of 10p each, 24,999,996 C Shares of 10p each and 200,000,000 Ordinary Shares of 10p each.[2]

---

2 By Ordinary Resolution passed on 14 September 1988 each of the 30,000,000 Ordinary Share of £1 each in the authorised share capital of the Company was subdivided into ten Ordinary Shares of 10 pence each.

By Special Resolutions passed on 8 December 1997, 100,000,000 shares of 10p each were redesignated as Butten Trust Shares and (i) 10 such shares were consolidated and reclassified as 1 Golden Share of £1, (ii) 25,000,000 such shares were reclassified as Preference Shares of 10p each, (iii) 24,999,997 such shares were reclassified as A Shares of 10p each, (iv) 24,999,997 such shares were reclassified as B Shares of 10p each and (v) 24,999,996 such shares were reclassified as C Shares of 10p each.

WE, the several persons whose names and addresses are subscribed are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	Number of Shares taken by each Subscriber
ARTHUR JOHN FODEN The Walled Garden Wargrave Berkshire RG10 8LL Management Consultant	ONE
ROGER MARTIN CADMAN 27 Ennerdale Road Kew Gardens Richmond Surrey TW9 3PE Management Consultant	ONE

DATED this 25th day of February 1988

WITNESS to the above signatures:

FIONA JANE DOUGLAS THOMSON
5 Berners Street
London W1P 4AN
Solicitor

THE COMPANIES ACTS 1985 TO 1989

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

PA HOLDINGS LIMITED

(Adopted by special resolution on 9 December 1999 and amended by special resolutions on 25 August 2000, 13 March 2001, 7 December 2001, 24 June 2002, 2 May 2003, 8 January 2004, 6 April 2004 and 3 June 2005)

PART I

1. Definitions

1.1 In these Articles, the following expressions shall have the following meanings:

Accounts	the accounts from which Net Asset Value is calculated being (save as otherwise required by the definition of Dealing Price) the more recent of (a) the audited consolidated balance sheet of the Company and its subsidiaries including the net assets of any Associated Entity combined in accordance with UITF 13 or FRS 5 at the end of its last financial year and (b) the unaudited consolidated balance sheet of the Company and its subsidiaries including the net assets of any Associated Entity combined in accordance with UITF 13 or FRS 5 at the end of its last half year;
acting in concert	has the meaning given in the City Code on Take Overs and Mergers (as amended from time to time);
the Act	the Companies Act 1985 as amended;
Alternate Director	any director willing to act and appointed by a director of the Company or any other person willing to act as an alternate director and appointed by resolution of the directors;
these Articles	these Articles of Association as now framed or as from time to time altered by Special Resolution of the Company;
A Shares	the A shares of 10p each in the capital of the Company;
A Share Dividends	the A Share Annual Dividends and the A Share Special Dividend;
A Share Annual Dividend	the fixed annual dividend to be paid to the holders of the A Shares (as a class) in accordance with Articles 4.3 to 4.5;
A Share Special Dividend	the special dividend payable to the holders of the A Shares (as a class) in accordance with Article 4.6;

Associated Entity	any of the 1995 ESOP, the EBT and any other trust or entity the net assets of which are combined in the Accounts under UITF 13 or FRS5;
Auditors	the auditors of the Company from time to time;
Available Profits	accumulated profits which are available for distribution within the meaning of the Act;
B Shares	the B shares of 10p each in the capital of the Company;
B Share Dividend	the fixed dividend to be paid to the holders of the B Shares as a class in accordance with Articles 4.3 to 4.5;
Butten Trust Deed	a definitive trust deed dated 10 September 1965 and made between Jocelyn Francis Tichbourne Nangle and others of the one part and PA International Consulting Group Limited (then called "PA Management Consultants (Holdings) Limited") of the other part as such trust deed is varied or modified from time to time;
C Shares	the C Shares of 10p each in the capital of the Company;
clear days	(in relation to the period of notice) that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;
communication	has the same meaning as in the Electronic Communications Act 2000;
Dealing Price	the price per share, at which Ordinary Shares can be bought or sold during a Dealing Period (as defined in the Rules of the Internal Market) being, in relation to any Dealing Period commencing after lst January 2000, the proportion of Net Asset Value attributable to each such share as at the end of the financial year or financial half year immediately preceding the commencement of the Dealing Period, which shall be determined by dividing the Net Asset Value by the Fully Diluted Number of Shares (or being calculated in accordance with such other basis of valuation as is determined by the Directors if they consider that the Net Asset Value basis is no longer appropriate subject to obtaining any consent requested by Article 3.5.4) provided that where the period of time between the end of the financial year or half year and the commencement of the Dealing Period exceeds 70 days, then the Net Asset Value used in the Dealing Price shall be estimated as the Net Asset Value as derived from the monthly Management Accounts for the third month immediately preceding the month in which the Dealing Period commences, taking account of any material items or material changes in profitability that have occurred in the period between the relevant month end and the start of the Dealing Period (unless such third month is also the end of a financial year or financial half year in which case Net Asset Value shall be derived from the financial year or financial half year accounts as the case may be);
the Directors	the Directors of the Company from time to time;
Disposal	a disposal by the Company or any parent undertaking of the Company of the whole or substantially the whole of its undertaking or a disposal by the Company and its subsidiaries of the whole or substantially the whole of the undertaking carried on by the Company and its subsidiaries

(taken together), including (without limitation) by way of a permission for the dealing, on any public securities market, of any part of the equity share capital of any subsidiary undertaking of the Company which itself or together with its subsidiaries carries on the whole or substantially the whole of the undertaking carried on by the Company and its subsidiaries (taken together), in each case whether in a single transaction or a series of connected transactions, and the date of the Disposal, for the purposes of these Articles, shall be the date on which such Disposal is completed;

dividend	includes bonus shares;
Dividend Cap	in relation to any financial year, an amount equivalent to 33% x (Profits after Tax and Minority Interests of the Group for the financial year concerned) x (M/(100,000,000+M)) x (N/M) where: (a) M is the number of Ordinary Shares in issue at the dividend record date and where N is the number of Ordinary Shares in issue at the dividend record date that have not waived their entitlement to dividend at that date and where neither M nor N shall exceed 40,000,000; and (b) for the avoidance of doubt, Profits after Tax and Minority Interests of the Group shall be before the deduction of the A Share Annual Dividend and shall exclude any such capital profits or reserves as are referred to in Article 7.4.1 and in calculating the Dividend Cap the Directors may make adjustment to Profits after Tax and Minority Interests as they consider necessary to spread, defer, vary or exclude the impact of any effect thereon caused by any change to accounting reporting standards or other generally accepting accounting principles applicable to the preparation of the Accounts for any accounting period ending after 31 December 2001 (including in particular, but without prejudice to the generality of the foregoing, the introduction of FRS 17);
the EBT	a trust established on 14 September 1988 by the Company with PA Employment Benefit Trustees Limited as the first trustee;
electronic communication	has the same meaning as in the Electronic Communications Act 2000;
1995 ESOP	a trust established on 21 December 1995 by the Company with Mourant & Co. Trustees Limited as the first trustee;
2004 ESOP	a trust established on 21 March 2004 by the Company and known as the PA 2004 ESOP with Hill Street Trustees Limited as the first trustee;
Fully Diluted Number of Shares	a number of Ordinary Shares being the total of the issued Ordinary Shares of the Company plus the number of Ordinary Shares to be issued assuming full exercise of all outstanding options and rights to subscribe for Ordinary Shares;
Golden Share	the one Golden Share of £1;
Group	the Company its subsidiaries and any Associated Entity;
Initial Net Asset Value	a net asset value at 13 September 1997, calculated on a basis consistent

	with the calculation of Net Asset Value for the purposes of establishing the Dealing Price after lst January 1998, and being based on an estimate of the shareholders funds at a date 65 days preceding 17 November 1997, the valuation date for the Internal Market 12th Dealing Period;
Interest Rate	the base rate from time to time of National Westminster Bank plc or such other UK clearing bank as may be selected for this purpose by the Directors;
Internal Market	the rules and procedures of the scheme established by the Company known as the PA Holdings Limited Internal Market, as in force from time to time;
in writing	written or produced by any substitute for writing or partly written or partly so produced (including electronic communications);
Lapse Date	the date which is six calendar months prior to the date upon which the period referred to at sub-paragraph (a) of the definition of Trust Period in the Trust Deed expires;
Liquidity Event	the first to happen in time of a Sale, a Listing or a Disposal;
Listing	either: (a) the listing of any part of the equity share capital of the Company or any parent undertaking of the Company on the Official List of the UK Listing Authority; or (b) permission for the dealing in any part of the equity share capital of the Company or any parent undertaking of the Company on any other public securities market, whether effected by way of an offer for sale, a new issue of shares, an introduction, a placing or otherwise; and the date of the Listing, for the purposes of these Articles, shall be the date on which dealings in the shares of the Company or any parent undertaking of the Company first commence;
Management Accounts	the unaudited management accounts of the Company prepared on a basis, and adopting policies, consistent with those used in the preparation of the Accounts;
month	calendar month;
Net Asset Value	the value, calculated in accordance with Article 5.2, derived from the shareholders' funds shown in the Accounts and used in calculation of the Dealing Price;
New EBT	a trust established on 13 November 1997 by the Company with Mourant & Co Capital Trustees Limited as the first trustees;
Office	the registered office of the Company;
Ordinary Shares	the Ordinary Shares of 10p each in the capital of the Company;

paid up	includes credited as paid up;
PA ventures or ventures	businesses (that are distinct from PA's principal consultancy activity) that are designated as ventures by the Directors, being businesses in which PA has invested and which are similar to venture capital investments;
Permitted Person	has the meaning set out in Article 11.1;
Permitted Transferee	any person to whom Ordinary Shares may be or have been transferred pursuant to Article 12.2;
Preference Shares	the Preference Shares of 10p each in the capital of the Company;
Register	the register of members required to be kept by section 352 of the Act;
Sale	a sale or other disposition of, or other arrangement concerning, Ordinary Shares allotted or in issue or an interest in or rights attaching to such shares in a single transaction or a series of transactions as a result of which either: (a) a person, not being an employee of any member of the Group or a Permitted Person (together with a person or persons acting in concert with him whether or not being or including an employee or Permitted Person) would acquire and/or hold and/or control more than 50 per cent of the Ordinary Shares then in issue and allotted or of the voting rights then exercisable at general meetings (other than on specific matters only); or (b) if such a person (together with a person or persons acting in concert with him as aforesaid) already holds and/or controls more than 50 per cent of the Ordinary Shares in issue and allotted, or of the voting rights exercisable as aforesaid, the amount of such shares or voting rights which such person or persons already hold and/or control would be increased; and the date of Sale, for the purposes of these Articles, shall be (i) in the case of (a) above the date on which such person first acquires and/or holds and/or controls more than 50 per cent of the Ordinary Shares in issue and allotted, or of the voting rights exercisable as aforesaid and (ii) in the case of (b) above, the date such increase first takes effect;
the Seal	the Common Seal of the Company;
the Statutes	the Act and every other act for the time being in force concerning joint stock companies and affecting the Company;
telephonic communication	telephone conference calls, video conference links or communication by other equipment by which all persons participating can simultaneously communicate with and hear all others;
Trustees	the trustees for the time being of the discretionary trust known as The 1998 Butten Trust established by the Trust Deed;
Trust Deed	a definitive trust deed dated 16 March 1998 and made between Nicholas

	Samuel Wilson and others of the one part and PA Holdings Limited of the other part as such Trust Deed is varied or modified from time to time;
UITF 13/FRS5	Abstract 13 issued by the Urgent Issues Task Force established by the Accounting Standards Board and Financial Reporting Standard 5 published by the Accounting Standards Board together, in each case, with any further abstracts and accounting standards which supplement or replace such abstract or financial reporting standard and which are applicable to the accounting treatment for an Associated Entity;
Undertaking	the undertaking in respect of any disapplication or exclusion of Section 89 of the Companies Act 1985 as it applies to the Company as embodied in the Order made by Mr Justice Hoffman at Chambers in the High Court of Justice Chancery Division (CH-1987-No.4676) on 22 July 1988;
the United Kingdom	Great Britain and Northern Ireland.

1.2 In these Articles each of "subsidiary" and "holding company" has the meaning given to that expression in section 736 of the Act and "parent undertaking" has the meaning given to that expression in Section 258 of the Act.

1.3 Unless the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in the Act (or any statutory modification or re-enactment thereof) in force at the date at which these Articles become binding on the Company. Save where expressly otherwise required, references in these Articles to a person being interested in, or having an interest in, shares (or similar expressions) shall be construed in accordance with section 212(5) of the Act, notwithstanding that in the Act that definition relates only to disclosure requirements.

1.4 References in these Articles to a person or persons entitled by transmission shall in relation to a share mean a person or persons entitled to the share by reason of the death or bankruptcy of the holder or by virtue of that person becoming automatically entitled to the share by law.

1.5 Words importing the singular number only shall include the plural number, and vice versa.

1.6 Words importing the masculine gender only shall include the feminine gender.

1.7 Words importing persons shall include corporations.

1.8 The headings are inserted for convenience only and shall not affect the construction of these Articles.

1.9 In the event of any conflict between Part I and Part II of these Articles, Part I shall prevail.

2. *Share Capital*

2.1 The authorised share capital of the Company at the date of the adoption of these Articles is £30,000,000 divided into 1 Golden Share, 24,999,997 A Shares, 24,999,997 B Shares, 24,999,996 C Shares, 25,000,000 Preference Shares and 200,000,000 Ordinary Shares .

3. *Golden Share*

3.1 *Transfer:* The Golden Share may be transferred only as permitted by Article 11.5.

3.2 *Voting:* The Golden Share shall entitle its holder to receive notice of, and to attend at, any general meeting, but the Golden Share shall carry no right to speak at or vote or any other rights at any such meeting save that on any resolution proposed for the winding-up of the Company other than a resolution to wind up the Company upon which the holders of the A Shares have voting rights pursuant to Article 7.3 the holder of the Golden Share or any joint holder or any proxy appointed by the holder or holders shall be entitled (a) to attend and speak at the meeting at which such a resolution is proposed and (b) to require a poll and to cast such number of votes in total on a poll in respect of any such resolution as equals 3.01 x the total number of votes capable of being cast by the holders of the Ordinary Shares and of any other class of shares entitled to vote on such a resolution.

3.3 *Participation rights:* Save for the rights set out in Article 3.4 the Golden Share shall confer no other right to participate in the capital or profits of the Company whether by way of dividend or otherwise.

3.4 *Capital rights:* In any distribution or return of capital on a liquidation of the Company, the holder of the Golden Share shall be entitled to repayment of the capital paid up on the Golden Share in accordance with Article 5.1.

3.5 *Matters requiring consent*[3]*:* Notwithstanding any provision in the Articles to the contrary, each of the following matters shall be deemed to be a variation of the rights attaching to the Golden Share and shall, accordingly, be effective only with the prior written consent of the holder of the Golden Share, which may be given on such terms and subject to such conditions as such holder sees fit and the Board shall not exercise any of its powers to conduct business or to permit the registration of transfers or to allot or issue shares or securities or otherwise howsoever in respect of any matter for which the consent of the holder of the Golden Share is so required without that consent first having been obtained:

3.5.1 the allotment or issue of, or agreement to issue any shares in the Company, or securities convertible into shares in the Company, other than Ordinary Shares;

3.5.2 the making or payment of any dividends or other distributions (including, without limitation, the payment up of any loan capital or debentures by capitalisation of reserves) to holders of Ordinary Shares in or in respect of any financial year (not being annual dividends in respect of the previous financial year which do not result in the Dividend Cap for that year being exceeded) or the purchase or redemption of any shares during any financial year, to the extent to which in aggregate the profits or reserves applied exceed the Dividend Cap for that year. For the avoidance of doubt, (a) contributions to any Associated Entity shall be deemed not to be a distribution for the purposes of this Article, and (b) distributions from any Associated Entity combined within the Accounts shall be deemed to fall within the limits of the Company's existing policies as referred to in Article 3.7 to the extent that such distributions are in respect of and do not exceed the amount of dividends on Ordinary Shares received by that Associated Entity from the Company as dividend;

3.5.3 any proposed variation in the Company's existing policies as at 8 December 1997 regarding the allocation of profits for bonuses (including contributions to Associated Entities), distribution and retention unless all such proposed variations taken together have been certified by the Chief Financial Officer of the Company not to be material in accordance with Article 3.7;

3.5.4 any change to the principle that for the purposes of the Internal Market the Dealing Price is established by reference to Net Asset Value provided that (a) for the

[3] Last amended by special resolution on 3 June 2005

avoidance of doubt, consent is not required to changes to the provisions of Article 5.2 setting out the adjustments to be made to shareholder funds shown in the Accounts for the purposes of establishing Net Asset Value and (b) the consent to any such change shall not be unreasonably withheld in circumstances where, in the Directors' opinion supported by the opinion of the Auditors, Net Asset Value is no longer deemed to be an appropriate basis of valuation;

3.5.5 the allotment or issue or transfer of any Ordinary Share to any person other than a person (a) who is, or has been, employed by a member of the Group or who is or has been an officer of a member of the Group, (or, in either case the personal representatives of any such person) or (b) who is a Permitted Transferee, or (c) who is a Permitted Person (as defined in Article 11);

3.5.6 any alteration to the provisions of this Article 3 or of Article 11 or the definition of "Dividend Cap" or any relaxation or suspension or waiver of the provisions of Article 11 other than a waiver pursuant to Article 11.1(b) in respect of an Employee as defined in Article 11.2;

3.5.7 until the Undertaking ceases of be of any further effect, the allotment of any equity securities for cash except for the allotment of any equity securities in accordance with section 89(1) of the Act or in respect of which section 89(1) of the Act does not apply because of section 89(4) or section 89(5) of the Act.

3.6 *Consent:* In any case in which its consent is requested pursuant to Article 3.5, the holder of the Golden Share shall not unreasonably delay in considering the relevant matter, or in requesting any further information which it requires in order to reach a decision or in reaching and communicating its decision to the Company.

3.7 *Certification by Chief Financial Officer:* The Directors shall request the Company's Chief Financial Officer to certify annually in writing, no later than the board meeting at which the annual accounts for a financial year are to be approved, whether or not there is proposed to be any variation to the Company's existing policies as at 8 December 1997 regarding the allocation of profit for bonuses, distribution and retention and, if so, whether such variation (taken together with all previous and proposed variations) is or is not material. In giving such certificate, the Chief Financial Officer shall take into account previous practice and relevant accounting principles.

3.8 *Lapse of rights:* The rights of the Golden Share set out in Articles 3.2 and 3.5 above shall lapse and shall be of no further effect from the earlier of: (a) the date 20 years after 8 December 1997 and (b) a Sale or Listing (the "Golden Share Lapse Date") PROVIDED THAT the rights of the Golden Share set out in Article 3.5.7 shall continue beyond the Golden Share Lapse Date if the Undertaking continues to apply and shall only expire when the Undertaking ceases of be of any further effect.

4. *Dividend Rights*

4.1 The rights and restrictions as regards income attaching to the A Shares, B Shares, C Shares, Preference Shares and the Ordinary Shares are as set out in this Article.

4.2 Subject to (a) the application of Available Profits as required by Articles 4.3 to 4.9 inclusive, and (b) the Directors recommending payment of the same, any Available Profits which the Company may determine to distribute in respect of any financial year shall be distributed amongst the holders of the Ordinary Shares rateably according to the nominal value of such shares held by them respectively irrespective of the amounts, if any, paid up on the shares provided that, except with the consent referred to in Article 3.5, the maximum aggregate amount which the Company may so determine to distribute amongst the holders of the Ordinary Shares shall not cause a breach of Article 3.5.2.

4.3 The Company shall without resolution of the Directors or resolution or declaration of the Company in general meeting and notwithstanding anything contained in Articles 109 to 117 (inclusive) pay to the holders of:

4.3.1 the A Shares (as a class) on 1 July in each year (or if such day is a Saturday, Sunday or a public holiday in England, on the next business day following such date) starting 1 July 2004 a fixed annual dividend in the amount of (i) £300,000 on 1 July in each of the years 2004 to 2008 (inclusive) and (ii) £400,000 on 1 July in each of the years 2009 to 2013 (inclusive). The A Share Annual Dividend shall cease to be payable on the earliest of (a) the date of payment of the A Share Special Dividend and (b) the date that the Company goes into liquidation (as defined by section 247 of the Insolvency Act 1986), and (c) the date of any payment to the holders of the A Shares pursuant to Article 5.1.2 but for the avoidance of any doubt, any A Share Annual Dividend accrued but unpaid on the date when the A Share Annual Dividend ceases to be payable in accordance with the foregoing shall remain payable in accordance with Article 4; and

4.3.2 the B Shares (as a class) on 1 July 2004 a fixed dividend of £10,000.

4.4 The A Share Annual Dividend and the B Share Dividend shall each, to the extent that the Company has sufficient Available Profits out of which to pay the same, automatically become a debt due from and immediately payable by the Company on the relevant due date. If and to the extent that the debt(s) so constituted is not paid in full on the due date, the unpaid amount shall carry interest at the Interest Rate in respect of the period from the due date to the date of actual payment accruing daily and compounded with yearly rests. If the Company is unable to pay in full on the due date any A Share Annual Dividend or B Share Dividend by reason of having insufficient Available Profits then it shall on such date pay the same to the extent that it is able to do so, and as between the A Shares and B Shares in proportion to the amounts due in respect of each class and the unpaid amount shall carry interest at the Interest Rate in respect of the period from and including the payment date concerned down to and including the date of actual payment. Such interest shall accumulate and form part of the A Share Annual Dividend or B Share Dividend, as the case may be, to which it relates. It shall not therefore become payable until the Company has sufficient Available Profits with which to pay it.

4.5 If in respect of any financial year the Company is unable to pay the A Share Annual Dividend and B Share Dividend in whole or in part by reason of having insufficient Available Profits, then the first Available Profits arising thereafter shall be applied in or towards paying off all arrears of the A Share Annual Dividend and B Share Dividend (in proportion to the amounts due in respect of each class) before paying any other dividends in respect of the financial year in which such Available Profits arose.

4.6 If there is a Liquidity Event at any time on or prior to 1 July 2013, then immediately prior to and conditional upon the Liquidity Event and without resolution of the Directors or declaration of the Company in general meeting and notwithstanding anything contained in Articles 109 to 117 (inclusive), the Company shall pay to the holders of the A Shares (as a class) a dividend (the "A Share Special Dividend") equal to the percentage of the Total Proceeds (as determined in accordance with Article 4.9) set out below:

Relevant period in which a Liquidity Event occurs		**Percentage of Total Proceeds**
Date of adoption of Articles	to 30 June 2004 (inclusive)	2.0
1 July 2004	to 30 June 2005 (inclusive)	1.8

1 July 2005	to 30 June 2006 (inclusive)	1.6
1 July 2006	to 30 June 2007 (inclusive)	1.4
1 July 2007	to 30 June 2008 (inclusive)	1.2
1 July 2008	to 30 June 2009 (inclusive)	1.0
1 July 2009	to 30 June 2010 (inclusive)	0.8
1 July 2010	to 30 June 2011 (inclusive)	0.6
1 July 2011	to 30 June 2012 (inclusive)	0.4
1 July 2012	to 1 July 2013 (inclusive)	0.2

PROVIDED THAT, if there is a Liquidity Event prior to 1 July 2008, the amount of the A Share Special Dividend shall be the greater of (i) the amount determined in accordance with the foregoing provisions of this Article 4.6 and (ii) £1,500,000 less any A Share Annual Dividends paid prior to, or accrued but not yet paid at, the date of the Liquidity Event.

4.7 The A Share Special Dividend shall, to the extent that the Company has sufficient Available Profits out of which to pay the same, automatically become a debt due from and immediately payable by the Company on the relevant due date. If and to the extent that the debt so constituted is not paid in full on the due date, the unpaid amount shall carry interest at the Interest Rate in respect of the period from the due date to the date of actual payment accruing daily and compounded with yearly rests. If the Company is unable to pay in full the A Share Special Dividend by reason of having insufficient Available Profits then it shall on such date pay the same to the extent that it is able to do so and the unpaid amount shall carry interest at the Interest Rate in respect of the period from and including the payment date concerned down to and including the date of actual payment. Such interest shall accumulate and form part of the A Share Special Dividend. It shall not therefore become payable until the Company has sufficient Available Profits with which to pay it.

4.8 The Company shall procure that each of its subsidiaries which has Available Profits shall from time to time declare and pay to the Company (or as the case may be, the relevant body corporate which is its immediate holding company) such dividends as are necessary to permit lawful and proper payment by the Company of the A Share Dividends and B Share Dividends.

4.9 For the purposes of Article 4, the Total Proceeds shall be determined as follows:

4.9.1 where the Liquidity Event is a Sale:

(a) Total Proceeds shall comprise the consideration which the purchaser will directly or indirectly (or in the case of a partial acquisition, would on a scaled up basis) pay or provide to acquire all the issued and allotted shares in the capital of the Company;

(b) such consideration shall be taken to include the amount or value of any benefits to be provided to the holders of any shares by the purchaser (or any persons acting in concert with him) which in the opinion of the Auditors should reasonably be treated as part of the consideration to be so paid or provided, and shall also reflect, so far as the Auditors consider reasonable, the consideration given or to be given by the purchaser (and/or such other person) for any acquisitions of Ordinary Shares effected prior to those which constitute part of or

give rise to a Sale or are intended to be effected thereafter and any such matter shall be determined by the Auditors acting as experts;

(c) where such consideration includes deferred consideration, Total Proceeds shall be calculated on the basis that all such deferred consideration was received on the date of the Sale, as calculated by the Auditors acting as experts;

(d) where the purchaser provides any non-cash consideration, such consideration shall be taken to include the cash equivalent value of any such non-cash consideration, as calculated by the Auditors acting as experts; and

(e) where such consideration includes contingent consideration, the Auditors acting as experts shall determine the value, at the date of Sale, of such contingent consideration;

4.9.2 where the Liquidity Event is a Listing, Total Proceeds shall be equal to the value of the Company (or any parent undertaking of the Company) on the date of Listing:

(a) calculated by reference to the price at which any part of the equity share capital of the Company (or any parent undertaking of the Company) are issued or placed pursuant to the Listing and without taking account of any new moneys raised by such Listing; or

(b) where the Listing is by way of an introduction, as determined by the reasonable opinion (acting in good faith) of the investment bank acting on behalf of the Company in relation to the Listing; and

4.9.3 where the Liquidity Event is a Disposal, Total Proceeds shall:

(a) where there is a sale, be the amount of the consideration payable for the undertaking sold determined on a basis consistent with Article 4.9.1 above; or

(b) where there is a permission to deal on a public securities market, be determined on a basis consistent with Article 4.9.2 above

but, in each case, in calculating Total Proceeds, provision shall be made for the costs and expenses of the Disposal incurred by the Company or any parent undertaking or subsidiary undertaking of the Company and any taxation payable by the Company or any parent undertaking or subsidiary undertaking of the Company on the proceeds of the Disposal.

4.10 Neither the C Shares nor the Preference Shares shall confer any rights on the holders thereof to participate in the profits of the Company by way of dividend (and in the case of the Preference Shares no right to any dividend accruing on or before 8 January 2004.

5. *Return of capital rights*

5.1 *Allocation among classes of shares:* On a return of capital on liquidation or otherwise (except on the redemption or purchase by the Company of the Golden Share, the A Shares, the B Shares, C Shares or the Preference Shares or where consent to a purchase has been given pursuant to Article 7.4.2), the surplus assets of the Company remaining after the payment of liabilities (including for the avoidance of doubt debts and interest thereon and all and any amounts and interest thereon arising from the non payment (whether by reason of insufficiency of Available Profits or otherwise) of the A Share Dividends and B Share Dividend and any accruals thereof) ("**Surplus Assets**") shall be applied in the following order of priority:

5.1.1 firstly, the sum of £1 shall be paid to the holder of the Golden Share, as required pursuant to Article 3.4;

5.1.2 secondly: (a) if the date of distribution is on or prior to 1 July 2013 and at the date of distribution no Liquidity Event has occurred, an amount shall be distributed in respect of the A Shares (as a class) equal to the amount which would have been payable as an A Share Special Dividend were payable under Article 4.6 (including by reason of the proviso to Article 4.6) if there had on that date been a Liquidity Event and the Total Proceeds were the whole of the Surplus Assets; as amongst the holders of the A Shares the amounts shall be distributed rateably in proportion to the number of A Shares held by them respectively and irrespective of the amount, if any, paid up on such Shares ;or (b) where paragraph (a) does not apply, the sum of £10,000 shall be distributed amongst the holders of the A Shares rateably in proportion to the number of A Shares held by them respectively and irrespective of the amount, if any, paid up on such shares

5.1.3 thirdly, the sum of £20,000 less the amount of the B Share Dividend paid prior to, or accrued but unpaid on, the date of the distribution and shall be distributed amongst the holders of the B Shares rateably in proportion to the number of B Shares held by them respectively and irrespective of the amount, if any, paid up on such shares;

5.1.4 fourthly, the sum of £10,000 shall be distributed amongst the holders of the C Shares rateably in proportion to the number of C Shares held by them respectively and irrespective of the amount, if any, paid up on such shares and the sum of £10,000 shall be distributable amongst the holder of the Preference Shares rateably in proportion to the number of shares held by them respectively and irrespective of the amount, if any, paid up on such shares. If there is a shortfall then as between the holder of the C Shares on the one hand and the holders of the Preference Shares on the other, the proceeds available shall be distributable as to 50% amongst the holders of the C Shares and 50% amongst the holders of the Preference Shares; and

5.1.5 fifthly, the balance (if any) shall be distributed amongst the holders of the Ordinary Shares rateably according to the number of Ordinary Shares held by them.

5.2 *Net Asset Value*[4]*:* Where Net Asset Value falls to be calculated for the purpose of these Articles the following shall apply:

5.2.1 Net Asset Value shall be the shareholders' funds shown in the Accounts adjusted as set out in Articles 5.2.2 and 5.2.3 below.

5.2.2 In determining Net Asset Value the first adjustments to shareholders' funds are:

---

[4] Last amended by special resolution on 3 June 2005

(a) a deduction shall be made in respect of any value attributed to goodwill and any intangible assets similar in nature to goodwill (such as brands, trademarks and trade names), other than any such goodwill or intangible assets (including goodwill on consolidation and for the avoidance of doubt intellectual property rights in the nature of patents, registered designs, design rights or copyrights) arising on purchase after 8 December 1997;

(b) an addition shall be made (i) to exclude from Net Asset Value any liability provided in the Accounts to satisfy the exercise of options to subscribe for Ordinary Shares and (ii) to include in Net Asset Value the option exercise price payable (a) where an option is granted to subscribe for unissued shares in the Company or (b) where an option has been granted to acquire issued shares and the 1995 ESOP or the 2004 ESOP subscribes for shares in the Company to satisfy that option;

(c) a deduction shall be made in respect of the amount of the A Share Annual Dividends (to the extent not otherwise provided for as a liability in the Accounts);

(d) an adjustment shall be made of an amount so that the value arrived at by dividing the Initial Net Asset Value by the Fully Diluted number of shares immediately following 8 December 1997 shall equal the Dealing Price in the December 1997 Dealing Period and such an amount shall be included in subsequent calculations of Net Asset Value for the purpose of establishing the Dealing Price on a reducing basis over a period set out in the provisions for spreading in Article 5.2.3.

5.2.3 Subject to Article 5.2.5, further adjustments shall be made as provided in this Article 5.2.3:

5.2.3.1 the Directors shall include such further adjustments as they consider necessary (1) to spread and/or to defer the impact of any material effect (as described below) on Net Asset Value caused by transactions of an extraordinary or exceptional nature, including (but not limited to):

(a) revaluation of tangible or intangible assets;

(b) realised gains or losses on tangible or intangible assets;

(c) changes in provision;

(d) acquisition or disposals of part of the business;

(e) changes in accounting bases adopted in the Accounts;

(f) changes in reserves other than those arising from normal trading activity; and

(g) any payment under any indemnity or other obligation of the Company under, or pursuant to, the Trust Deed or the Butten Trust Deed;

and/or (2) to apply the principles set out in Article 5.2.3.2 in respect of PA ventures;

and/or (3) to spread, defer, vary or exclude the impact of any effect on Net Asset Value (whether or not material) caused by any change to accounting reporting standards or other generally accepted accounting principles applicable to the

preparation of the Accounts for any accounting period ending after 31 December 2001 (including in particular, but without prejudice to the generality of the foregoing, the introduction of FRS 17) where such a change has the effect of including in shareholders' funds an asset or liability which is not part of a business or investment activity over which the Group has management control.

Any such adjustment made may be then taken account of in subsequent determinations of Net Asset Value over such period and in such amounts as the Directors shall decide after considering all factors they consider relevant.

An effect on Net Asset Value will only be "material" if it is a positive or negative change of more than 2% of the Net Asset Value last calculated in accordance with these Articles or, until such consideration has been made for the first time, the adjustment proposed in respect thereof is more than £900,000 (and in determining the materiality of changes, the impact of extraordinary and exceptional transactions may be aggregated).

5.2.3.2 The principles relevant to PA ventures are the following:

(a) if the Group is the sole investor in a venture then the venture should be carried in Net Asset Value on the same basis that it is included in shareholders funds in the Accounts. In this scenario since the Group has a majority holding and controlling interest in the venture, the amount included in Net Asset Value will be the net asset value of the venture included in the Accounts (which shall be calculated, so far as the Directors consider appropriate, using the same rules as apply to calculating Net Asset Value pursuant to these Articles);

(b) where the Group has been the sole investor in a venture and a subsequent funding round (in which the Group itself does not participate) introduces new monies, the carrying value of the Group's original investment should not be written up to reflect the value of the venture inherent in the subsequent funding round;

(c) where, having been sole investor in a venture, the Group subsequently participates with a third party or third parties in funding the venture such new investment by the Group may be carried in Net Asset Value at cost, however, any of PA's previous investments prior to the external funding round should continue to be carried in Net Asset Value on the basis described in 5.2.3.2(a) and 5.2.3.2(b). The Directors should not alter the carrying value of the venture in Net Asset Value for movements in shareholders funds of the venture subsequent to the external funding round, subject to the overriding provisions of 5.2.3.2(f);

(d) where the Group is a minority investor in a venture and does not have a controlling interest then the venture should be carried in Net Asset Value at cost, subject to the overriding provisions of 5.2.3.2(f);

(e) where an investment is made by the Group in a venture by charging the venture for consulting work performed and where the Group receives shares in the venture in satisfaction of that debt, then there shall be excluded from the cost of investment included in Net Asset Value any profit margin included in the charges to the venture;

(f) the total carrying value of a venture in Net Asset Value (being the sum of the carrying values of the Group's various investments in the venture in Net Asset Value which may be carried on differing bases as set out in 5.2.3.2(a)

to (e) above), should not exceed the Group's entire share of the market value of the venture. Such market value shall be established by the Directors in their sole discretion;

(g) the Directors shall only recognise in Net Asset Value any increase in the carrying value of a venture above cost either (i) to the extent that this arises from consolidating profits or gains of the venture so that the net asset value of the venture included in the Accounts exceeds the carrying value of the Group's investment in the venture, or (ii) where there has been a disposal of all or part of the Group's investment in a venture and to the extent that such proceeds (after deduction of the costs and expenses of the disposal and after allowing for any provision deemed necessary by the Directors) have resulted in cash received or receivable by the investing member of the Group. Where either all or part of the Group's investment in a venture has been sold in exchange for securities the provisions of 5.2.3.2(f) shall continue to apply save that the market value of the part of the investment disposed of shall be taken as the market value of the securities that the Group has received in the disposal).

5.2.4 When considering the adjustments to be made under 5.2.3, the Directors may consider not just events occurring up to the balance sheet date and reflected in the Accounts, but also relevant post balance sheet events up to the valuation date and any future events that may be foreseen with reasonable certainty and that the Directors believe are likely to occur.

5.2.5 The Directors' assessment of Net Asset Value shall not be finalised unless the Auditors have confirmed that in their opinion:

(a) the Dealing Price has been calculated in accordance with the Articles;

(b) the Accounts used in the calculation of Net Asset Value are in agreement with the books and records of the Company and that the calculation of Dealing Price is arithmetically correct;

(c) any adjustments made under Article 5.2.3 arise from items that were at the time of first being taken account of in the calculation of Net Asset Value or are material within the meaning of Article 5.2.3;

(d) the amount of each adjustment to be spread and the period of spreading within the meaning of Article 5.2.3 proposed by the Directors are reasonable and appropriate.

6. Rights to proceeds of Sale

6.1 The provisions of Articles 6.2 to 6.4 below shall apply on a Sale if but only if the Company has failed to make payment in full of the A Share Special Dividend immediately prior to such Sale or there are, at the date of Sale, arrears of the A Share Annual Dividend.

6.2 A member holding Ordinary Shares (or a person who is entitled to an allotment of Ordinary Shares) who wishes to transfer or otherwise dispose of, or make any arrangement concerning, his shares or any interest therein or right attaching thereto to or with a person (the "purchaser") in connection with a transaction or series of transactions which would result in a Sale (or any transaction which forms part of or, taken with other actual or contemplated transactions or events, would give rise to a Sale) may only do so on terms that the purchaser has agreed to make arrangements satisfactory to the holders of the A Shares to procure that any arrears of the A Share Annual Dividends and an amount equal to the A Share Special Dividend arising on the Sale are paid to such holders at or following completion of the Sale.

6.3 No transfer or other disposition of or arrangement concerning Ordinary Shares or of any interest therein or rights attaching thereto shall be made and the Board shall not approve or register any transfer or allot or issue any shares or exercise any other power which it may have in connection with a Sale (or any transaction which forms part of or, taken with other contemplated or actual transactions or events, would give rise to a Sale) otherwise than in accordance with the provisions of Article 6. 2.

6.4 Where Ordinary Shares (referred to in this Article as "default shares", which expression includes any shares derived therefrom) or any interest therein or right attaching thereto have been transferred or otherwise disposed of, or any arrangement has been made concerning them in connection with a Sale (or any transaction which forms part of or, taken with other contemplated or actual transactions or events, would give rise to a Sale), otherwise than in conformity with Article 6.2, then

6.4.1 the holder of the default shares shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) either at any general meeting or at any separate meeting of the holders of a class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll;

6.4.2 any dividend or other distribution payable or to be made in respect of the default shares shall be withheld by the Company which shall not be obliged to pay any interest in respect thereof;

6.4.3 no transfer of any shares held by the holder shall be registered without the prior sanction of the Board;

and the Board shall take all steps necessary or desirable to give effect to the foregoing.

6.5 The foregoing provisions of this Article 6 shall be taken to constitute special rights attaching to the A Shares and accordingly may not be varied or abrogated otherwise than in accordance with Article 10.

7. *Voting and related rights of Ordinary Shares, A Shares, B Shares, C Shares and Preference Shares and restriction on distribution of capital profits*

7.1 On a show of hands every member holding one or more Ordinary Shares who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, shall have one vote and on a poll every member who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorised representative or by proxy, shall have one vote for each Ordinary Share of which he is the holder.

7.2 The A Shares, B Shares, C Shares and the Preference Shares will entitle the respective holders thereof to receive notice of any general meeting but, except as provided in Articles 7.3 and 7.4 below, will not entitle the holders to attend or vote at any general meeting.

7.3 In the event of any failure by the Company to pay any A Share Special Dividend which accrues by reason of a Disposal or Listing on the due date for payment thereof in accordance with Article 4, the holders of the A Shares or any one joint holder shall have the right by written notice to the Directors deposited at the Office to require the Directors to convene an extraordinary general meeting of the Company to be held no earlier than 28 days and no later than 56 days from the date of deposit of the notice, at which a resolution to wind up the Company will be proposed and at any such meeting the holder or any joint holder or any proxy appointed by the holder or holders of the A Shares will have the right (a) to attend and speak, and (b) to require a poll and to cast such number of votes in total on a poll in respect of any such resolution as equals 3.01 x the total number of votes capable of being cast by the holders of the Ordinary Shares and of any other class of shares entitled to vote on such a resolution.

7.4 The Company shall not at any time prior to the Lapse Date without the prior consent or sanction by Extraordinary Resolution of the holders of the A Shares:

7.4.1 distribute to its members or any of them (by any form of distribution in cash or otherwise) capital profits or capital reserves (including without limitation share premium account, merger reserve or capital redemption reserve), or profits or reserves arising after 31 December 1996 from a distribution of capital profits or capital reserves by a subsidiary, except by means of a capitalisation issue in the form of fully paid ordinary shares or except to the extent required to comply with Article 4.8; or

7.4.2 redeem or purchase any of its own shares (other than out of profits the distribution of which would not be prohibited by Article 7.4.1); or

7.4.3 reduce its share capital by paying off any paid up share capital or extinguishing any uncalled liability on any of its share capital; or

7.4.4 permit or suffer any arrangement or structuring of the Company and/or its subsidiaries such that any person employed by any member of the Group shall not be an 'Employee' as defined in the Trust Deed as modified from time to time; or

7.4.5 issue or allot any shares or securities having equity participation rights other than Ordinary Shares;

and the Board shall not exercise any of its powers to conduct business, to allot or issue shares or securities or otherwise howsoever in respect of any matter for which the consent of the holders of the A Shares is so required without that consent first having been obtained.

7.5 For the purposes of Article 7.4.1:

7.5.1 a contribution, advance, loan or other transfer to any scheme or trust or fund for the benefit of, or beneficiaries of which include, employees of a member of the Group shall be taken to be a distribution; and

7.5.2 insofar as the relevant audited accounts do not distinguish between capital and revenue profits or reserves, the Company may rely upon a written estimate by the Auditors as to the extent to which any part of any profit or reserve should be regarded as capital.

7.6 For the purposes of these Articles, votes on a poll may be given either personally or by proxy and may be given by any method approved by the Directors to the extent permitted under the Statutes and including but not limited to:

7.6.1 ballot

7.6.2 electronic voting

7.6.3 voting papers

7.6.4 tickets

and a person entitled to more than one vote need not cast all his votes in the same way.

7.7 For the purposes of Article 7.6.2, "electronic voting" shall include any method of voting by any electronic transmission in any form through any medium to the extent permitted under the Statutes and approved by the Directors.

8. *Duration of rights of A Shares, B Shares, C Shares and Preference Shares*

8.1 Notwithstanding anything to the contrary in these Articles, all rights of the holders of the A Shares in their capacity as such or attaching to the A Shares shall lapse on and from the Lapse Date or, if earlier and in relation to the rights referred to in Articles 6, 7.4, 11.2 and 11.3 only, on the date upon which the last payment of the A Share Dividends is made by the Company in accordance with the provisions of Article 4.

8.2 Notwithstanding anything to the contrary in these Articles, all rights of the holders of the B Shares in their capacity as such or attaching to the B Shares shall lapse on and from the Lapse Date.

8.3 Notwithstanding anything to the contrary in these Articles, all rights of the holders of the C Shares in their capacity as such or attaching to the C Shares shall lapse on and from the Lapse Date.

8.4 Notwithstanding anything to the contrary in these Articles, all rights of the holders of the Preference Shares in their capacity as such or attaching to the Preference Shares shall lapse on and from the Lapse Date.

9. *Sale*

9.1 Without prejudice to Article 6 no Sale (or any transaction which forms part of or, taken with other actual or contemplated transactions or events, would give rise to a Sale) shall be made or given effect to unless the proposing transferor(s) procure that a written offer complying with the provisions of Article 9.3 is made by the proposing transferee (or any person or persons acting in concert with it) to the holders of all the other issued and allotted Ordinary Shares in the Company to acquire their entire holdings of such shares.

9.2 For the purposes of this Article the expressions "transfer" and "transferee" shall include respectively the renunciation of a renounceable letter of allotment and the renouncee under any such letter of allotment.

9.3 The offer referred to in Article 9.1 or any other offer for the entire issued and allotted Ordinary Share capital of the Company which has been recommended by the Directors (an "Offer", the maker of which is an "Offeror") shall be open for acceptance for a period of at least 21 days following the making of the Offer.

9.4 If any person makes an Offer which complies with Article 9.3, the following provisions shall apply if holders of more than 75 % of the number of Ordinary Shares in issue and allotted accept the Offer or have voted in favour of a resolution at a general meeting of the Company approving the Offer:

9.4.1 the Directors shall have the option, exercisable by notice in writing (a "Total Sale Notice") given to all the holders of Ordinary Shares, or to all holders of Ordinary Shares who have not accepted the Offer to require them to sell all, but not some only, of the shares held by them to the Offeror (or as it may nominate) on the same or on no less favourable terms as will be given to all members holding shares of that class. The Total Sale Notice may be given at any time up to the expiry of 28 days from the later of the date of the general meeting resolution approving the Offer or the date upon which the Offeror notifies the Company that it has received acceptances of the Offer from holders of more than 75% of the number of Ordinary Shares in issue;

9.4.2 a Total Sale Notice once given shall be irrevocable but shall lapse (and the obligations thereunder shall lapse) if for any reason Ordinary Shares comprising 75 % or more of the number of Ordinary Shares in issue are not transferred to the Offeror (or as it may direct) no later than the date specified as the date for completion of the sale and purchase of Ordinary Shares pursuant to acceptances of the Offer;

9.4.3 upon the issue of the Total Sale Notice in accordance with this Article, each member shall be bound to accept the Offer made to him in respect of his entire holding of Ordinary Shares and to comply with the obligations assumed by virtue of such acceptance provided that for the avoidance of doubt this Article shall not require any such member to give any warranties, representations, indemnities or covenants other than any such which are usual in the context of a sale pursuant to an offer to shareholders of a public company, including covenants as to title to the shares owned by him;

9.4.4 if any member to whom a Total Sale Notice is sent fails to accept the Offer or fails to complete the sale of any of his shares pursuant to the Offer or otherwise fails to take any action required of him under the terms of the Offer the Directors (or any of them) may authorise any person to accept the Offer on behalf of that member or undertake any action required under the terms of the Offer on the part of the member who has accepted the Offer. In particular, the Directors (or any of them) may authorise any person to execute a transfer of any shares held by a member holding Ordinary Shares in favour of the Offeror (or its nominee) and the Company may give a good receipt for the purchase price for such shares and may register the Offeror (or its nominee) as the holder thereof and issue to it certificates for the same. The member shall in such case be bound to deliver up his certificate for his shareholding to the Company whereupon the member shall be entitled to receive the purchase price for such shareholding which shall, in the meantime, be held by the Company upon trust for such member, but without interest. After the name of the Offeror (or its nominee) has been entered into the Register in purported exercise of these powers, the validity of the proceedings shall not be questioned by any person.

10. *Variation of class rights*

10.1 Whenever the capital of the Company is divided into different classes of shares the special rights attaching to any class may be varied or abrogated, either whilst the Company is a going concern or during or in contemplation of a winding up, with the consent in writing of the holders of 75% in nominal amount of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class, but not otherwise.

10.2 To every such separate meeting, all the provisions of these Articles relating to the general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be 2 persons holding or representing by proxy at least one-third in nominal amount of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, any member or members who are present shall be a quorum), and the holders of shares of each class shall, on a poll, have one vote in respect of every share of the class held by them respectively.

11. *Ownership limitations*[5]

11.1 Except pursuant to a Sale effected in conformity with Article 6 (where applicable) and Article 9 no transfer of shares shall be approved for registration by the Directors and the Directors shall not make an allotment or issue of shares which would in either case result to their knowledge, in either of the Single Individual Limits set out below being exceeded provided that the Directors may allot Ordinary Shares to any person upon the exercise by that person of any option to acquire shares even if as a result such person might hold or have an interest in or otherwise control Ordinary Shares which in total exceeds either of the Single Individual Limits if they are satisfied that such person has irrevocably undertaken to offer for sale in the next Dealing Period such number of Ordinary Shares as

[5] Last amended by special resolution on 3 June 2005

will bring him below the Single Individual Limits and pending the sale of such shares they shall not carry the right to vote and the income and capital rights attaching thereto shall be suspended so that any income and/or capital payable by the Company in respect thereof shall be accumulated and withheld by the Company pending their sale.

The Single Individual Limits are that:

(i) no Employee as defined in Article 11.2 may hold or have an interest in or otherwise control Ordinary Shares which in total exceed 11.25% of the Company's issued Ordinary Share capital for the time being;

(ii) no person other than a Permitted Person or an Employee as defined in Article 11.2 may hold or have an interest in or otherwise control Ordinary Shares which in total exceed 5% of the Company's issued Ordinary Share capital for the time being.

A Permitted Person shall mean any of:

11.1.1 the trustee or trustees of a trust established on 14th September 1988 by the Company with PA Employment Benefit Trustees Limited as the first trustee;

11.1.2 the trustee or trustees of the 1995 ESOP;

11.1.3 the trustees of any scheme which shall be an employees' share scheme;

11.1.4 the trustees of the New EBT;

11.1.5 any body corporate whose shares are wholly owned by any person falling within categories 11.1.1 to 11.1.4;

11.1.6 a person who holds shares as the nominee for any of the persons in categories 11.1.1 to 11.1.5,

provided that the provisions of this Article:

(a) shall not preclude the allotment to a member of the proportional number of shares offered to him pursuant to an offer made in accordance with Section 89(1) of the Act;

(b) may be varied or waived in any particular case or generally by ordinary resolution of the holders of the Ordinary Shares.

11.2 Except pursuant to a Sale effected in conformity with Article 6 (where applicable) and Article 9 the Directors shall not approve for registration any transfer of Ordinary Shares or make an allotment or issue of Ordinary Shares to any present or former employee of any member of the Group ("Employee") if that would result, in either case, in any of the Maximum Individual Limits set out below being exceeded, without (a) in the case of a proposed transfer prior to the Lapse Date, the prior consent, or prior sanction by Extraordinary Resolution, of the holders of the A Shares and (b) the prior authority of an ordinary resolution of the holders of the Ordinary Shares (and such consent, sanction or authority may, without limitation, be expressed to be for a particular transfer or allotment, or for any proposed or future transfers or allotments to individuals or groups of individuals and may be subject to such further limitations as set out in such consent, sanction or authority). An authority of the Ordinary Shareholders is not effective if any proposed transferor, transferee or allottee of Ordinary Shares exercises the voting rights carried by any of his shares in voting on the resolution (whether on a poll or otherwise), and the resolution would not have been passed if he had not done so. Notwithstanding the foregoing, the Directors may allot Ordinary Shares to any person upon the exercise by that person of any option to acquire shares, even if, as a result, such person might hold or have an interest in or otherwise control Ordinary Shares which mean that any of the Maximum

Individual Limits set out below are exceeded, provided the Directors are satisfied that such person and/or others has or have irrevocably undertaken to offer for sale in the next Dealing Period such number of Ordinary Shares as will result in there being no breach of either of the Maximum Individual Limits and pending the sale of such shares they shall not carry the right to vote and the income and capital rights attaching thereto shall be suspended so that any income and/or capital payable by the Company in respect thereof shall be accumulated and withheld by the Company pending their sale.

The Maximum Individual Limits are that:

11.2.1 no Employee may hold or have an interest in or otherwise control Ordinary Shares which in total exceed 11.25% of the Company's issued Ordinary Share capital for the time being;

11.2.2 no five Employees may hold or have an interest in or otherwise control Ordinary Shares which in total exceed 30% of the Company's issued Ordinary Share capital for the time being.

11.3 Except pursuant to a Sale effected in conformity with Article 6 (where applicable) and Article 9 the Directors shall not, prior to the Lapse Date, approve for registration any transfer of Ordinary Shares or make an allotment or issue of Ordinary Shares to any person who is neither an Employee nor a Permitted Person if that would result in such person, whether alone or together with persons acting in concert with him (whether or not Employees or Permitted Persons), holding, or having an interest in, or otherwise controlling Ordinary Shares (including for this purpose any right to subscribe for Ordinary Shares) which in total exceed 20% of the Company's issued Ordinary Shares for the time being, without the prior sanction of the holders of the A Shares by Extraordinary Resolution. Where Ordinary Shares (referred to in this Article as "default shares", which expression includes any shares derived therefrom) have been transferred, issued or allotted without the prior sanction of the holders of the A Shares, where such sanction is required, then:

11.3.1 the holder of the default shares shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) either at any general meeting or at any separate meeting of the holders of a class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll;

11.3.2 any dividend or other distribution payable or to be made in respect of the default shares shall be withheld by the Company which shall not be obliged to pay any interest in respect thereof;

11.3.3 no transfer of any shares held by the holder shall be registered without the prior sanction of the Board;

and the Board shall take all steps necessary or desirable to give effect to the foregoing.

11.4 For the purposes of Articles 11.1 and 11.2 an Employee:

11.4.1 is not to be treated as having an interest in Ordinary Shares by reason only of having any option to acquire Ordinary Shares granted pursuant to an employee share scheme up to a limit of 1% of the issued Ordinary Shares but to have such an interest in respect of any excess;

11.4.2 is to be treated as still holding any Ordinary Shares transferred to a Permitted Transferee and which are still held by a Permitted Transferee.

11.5 A transfer of A Shares, B Shares, C Shares, Preference Shares or the Golden Share or a disposition of any interest in any such shares may be made:

11.5.1 between Trustees or to one or more Trustees upon a change of trustees or to a nominee on behalf of the Trustees provided that such shares continue to be held upon the terms of the Trust Deed;

11.5.2 to a charity, subject to the prior sanction of a resolution of the Directors, but so that no such sanction shall be required in respect of a transfer or disposition made in the eight weeks immediately prior to or made following (a) the Lapse Date in the case of the A Shares and (b) the date specified in Article 3.8;

11.5.3 in the case of the A Shares, C Shares or the Preference Shares, subject to the prior sanction of a resolution of the Directors, to any person falling within Article 11.1.3;

11.5.4 in any other case only in respect of all (but not some only) of the shares of that class only with the sanction of an ordinary resolution of the holders of the Ordinary Shares and a resolution of the Directors.

12A. *Transfers of Ordinary Shares: certain transfers by ex-employee shareholders*[6]

12A.1 If:

(a) any member who acquired Ordinary Shares before 2 May 2003 under the PA Bonus Share Purchase Plan or the PA New Recruits Share Purchase Plan ceases to be employed by, or hold office with, the Company or any Group Company for any reason other than death or a Relevant Degrouping Event, then he (or any person to whom Ordinary Shares have been transferred or transmitted pursuant to Article 12.2 or Articles 32 or 33) shall automatically be deemed to have given a transfer notice in respect of all Ordinary Shares acquired before 2 May 2003 under the PA Bonus Share Purchase Plan or the PA New Recruits Share Purchase Plan which are at the date of such cessation within a Restricted Period, in favour of the trustees of the 1995 ESOP (or the trustees of such other employees' share scheme (as defined in the Act) established by the Company as may be nominated by the Directors either before or after the date upon which the individual ceases to be employed by or hold office with the Company or any Group Company) at a price per Ordinary Share equal to the greater of:

(i) the purchase price of such Ordinary Share at the date of its acquisition by the member; and

(ii) the amount outstanding under any loan made to the member to acquire such Ordinary Share (made available by the Company, any Group Company or Companies or the trustees of any employees' share scheme) plus an amount equal to any income tax or social security contributions (or similar tax or contribution in any overseas jurisdiction) borne by the member on or in respect of any such loan; and

on terms that if such Ordinary Shares are not acquired pursuant to the acceptance of an Offer Notice under the provisions of Article 12A.3, then at the expiry of the last day for acceptance specified in the Offer Notice, any Ordinary Shares falling within Article 12.8B.1 are automatically subject to Article 12.8B.

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6 Amended by special resolution on 25 August 2000, 13 March 2001, 24 June 2002, 2 May 2003 and 8 January 2004.

(b) any member who acquired Ordinary Shares before 2 May 2003 under the PA Bonus Share Purchase Plan or the New Recruits Purchase Plan ceases to be employed by or hold office with the Company or any of its subsidiaries by reason of his death or a Relevant Degrouping Event, the provisions of article 12.8A shall apply in respect of Ordinary Shares so acquired before 2 May 2003.

12A.2 A Restricted Period shall mean in respect of the acquisition by the employee or officer of Ordinary Shares under:

(a) Part A of the PA Bonus Share Purchase Plan the period commencing on the date of acquisition and ending on the earliest of (i) 1st March in the calendar year which is the fifth calendar year after the year of acquisition and (ii) the individual's 60th birthday and (iii) the date of the death of that employee or officer and (iv) the fifth anniversary of the date of acquisition and (v) the date of a Relevant Degrouping Event;

(b) Part G of the PA Bonus Share Purchase Plan the period commencing on the date of acquisition and ending on the earliest of (i) 1st March in the calendar year which is the fifth calendar year after the year of acquisition except that if the individual is 48 years of age at the date of acquisition it shall be 1st March in the fourth calendar year after the year of acquisition, if the individual is 49 years of age at the date of acquisition it shall be 1st March in the third calendar year after the year of acquisition and if the individual is 50 years of age or more at the date of acquisition it shall be 1st March in the second calendar year after the year of acquisition or in each case such later date as shall extend the Restricted Period by the Sabbatical Period and (ii) the date of the death of that employee or officer and (iii) the fifth anniversary of the date of acquisition and (iv) the date of a Relevant Degrouping Event;

(c) Part H of the PA Bonus Share Purchase Plan the period commencing on the date of acquisition and ending on the earliest of (i) (a) in respect of one third of the total number of Ordinary Shares acquired on that date, 1st March in the first calendar year after the year of acquisition (b) in respect of the next third, 1st March in the second calendar year after the year of acquisition and (c) in respect of the final third, 1st March in the third calendar year after the year of acquisition or in each case such later date as shall extend the Restricted Period by the Sabbatical Period and (ii) the date of the death of that employee or officer and (iii) the fifth anniversary of the date of acquisition and (iv) the date of a Relevant Degrouping Event;

(d) Part I of the PA Bonus Share Purchase Plan the period commencing on the date of acquisition and ending on the earliest of (i) 1st March in the calendar year after the year of acquisition (ii) the date of the death of that employee or officer and (iii) the date of a Relevant Degrouping Event;

(e) the PA New Recruits Share Purchase Plan prior to 13 March 2001 the period commencing on the date of acquisition and ending on the earliest of (i) the third anniversary of the date upon which either (a) the employee or officer first became an employee of, or held office with the Company or any entity which at that time was a subsidiary of the Company or (b) the body corporate employing the employee or in which the individual held office became a subsidiary of the Company and (ii) the individual's 60th birthday and (iii) the date of the death of that employee or officer and (iv) such other date as may have been selected by the Trustees of the 1995 ESOP in accordance with the rules of the PA New Recruits Share Purchase Plan and notified in writing to both the Company and the relevant employee or officeholder before that individual acquires Ordinary Shares pursuant to the PA New Recruits Share Purchase Plan and (v) the date of a Relevant Degrouping Event;

(f) the PA New Recruits Share Purchase Plan on or after 13 March 2001 and before 2 May 2003, the period commencing on the date of acquisition and ending on the earliest of:

(A) in the case of an individual who is a partner, (i) the third anniversary of the date upon which either (a) the employee or officer first became an employee of, or held office with the Company or any entity which at that time was a subsidiary of the Company or (b) the body corporate employing the employee or in which the individual held office became a subsidiary of the Company or such later date as shall extend the Restricted Period by the Sabbatical Period and (ii) the date of the death of that employee or officer and (iii) such other date as may have been selected by the trustees of the 1995 ESOP in accordance with the rules of the PA New Recruits Share Purchase Plan and notified in writing to both the Company and the relevant employee or officeholder before that individual acquires Ordinary Shares pursuant to the PA New Recruits Share Purchase Plan or such later date as shall extend the Restricted Period by the Sabbatical Period and (iv) the fifth anniversary of the date of acquisition and (v) the date of a Relevant Degrouping Event;

(B) in the case of an individual who is not a partner, (i) (a) in respect of one third of the total number of Ordinary Shares acquired, the first anniversary of the start date (being the date upon which either (aa) the employee or officer first became an employee of, or held office with the Company or any entity which at that time was a subsidiary of the Company or (bb) the body corporate employing the employee or in which the individual held office became a subsidiary of the Company) and (b) in respect of the next third, the second anniversary of the start date and (c) in respect of the final third, the third anniversary of the start date or in each case such later date as shall extend the Restricted Period by the Sabbatical Period and (ii) the date of the death of that employee or officer and (iii) such other date as may have been selected by the trustees of the 1995 ESOP in accordance with the rules of the PA New Recruits Share Purchase Plan and notified in writing to both the Company and the relevant employee or officeholder before that individual acquires Ordinary Shares pursuant to the PA New Recruits Share Purchase Plan or such later date as shall extend the Restricted Period by the Sabbatical Period and (iv) the fifth anniversary of the date of acquisition and (v) the date of a Relevant Degrouping Event;

(C) in the case of an individual who was an employee or officer of Hagler Bailly Inc. or any of its subsidiaries on 27 October 2000 and became a partner or associate partner with effect from that date, the date ascertained in accordance with paragraph (B).

12A.3 The Directors shall, within 90 days after first becoming aware of the circumstances leading to a transfer notice being deemed to have been served pursuant to Article 12A.1(a) (a "12A Transfer Notice"), notify the trustees of the 1995 ESOP or the trustees of such other employees' share scheme established by the Company as may have been nominated by the Directors pursuant to Article 12A.1 in writing (the "Offer Notice") of the number of shares comprised in the 12A Transfer Notice and the price or prices per Ordinary Share at which such shares are offered for sale and stipulating a date by which such offer must be accepted by written notice to the Directors, such date being not less than 21 days nor more than 42 days from the date of the Offer Notice. A copy of the Offer Notice shall be sent to the relevant member (or person to whom Ordinary Shares have been transferred or transmitted pursuant to Article 12.2 or Articles 32 and 33). The Directors shall notify the relevant member of the extent to which the offer to sell any shares comprised in the 12A Transfer Notice has been accepted. Such 12A Transfer Notice shall be deemed to have been approved by the Directors and such member or other person shall thereupon be bound to execute the necessary instrument of transfer of such Ordinary Shares accepted for sale.

12A.4 In these Articles any reference to the PA Bonus Share Purchase Plan or the PA New Recruits Share Purchase Plan shall be construed as a reference to that Plan as may be amended from time to time.

12A.5 In this Article 12A and in Article 12:

(i) the date of acquisition of Ordinary Shares:

if acquired pursuant to the PA Bonus Share Purchase Plan or the PA New Recruits Share Purchase Plan means the date of acquisition defined by the Rules of such Plan;

if acquired pursuant to dealings on the Internal Market means the date on which the matched bargain is effected by the administrators of the Internal Market;

(ii) all provisions applying to a member shall also apply to the personal representatives of a member;

(iii) "Group Company" means the Company and any of its "51 per cent subsidiaries" as defined in section 838 Income and Corporation Taxes Act 1988;

(iv) a member shall only cease to be employed by or, as the case may be, to hold office with the Company or any Group Company at such time as he is no longer an employee or, as the case may be, an officer of any Group Company;

(v) a "Relevant Degrouping Event" means a disposal of shares in a Group Company which following the disposal is no longer a Group Company or the occurrence of any other event, either alone or together with any contemporaneous or earlier event or events, as a result of which a body corporate which is a Group Company prior to that event ceases to be a Group Company. An individual then employed by or then holding office with such a body corporate ceases to be employed by, or hold office with, a Group Company at that time unless he is or becomes at that time an employee of or officeholder with a body corporate which, following that event, remains a Group Company;

(vi) the "Sabbatical Period" shall be the length of time during a Restricted Period when an employee of a Group Company takes formal sabbatical leave pursuant to the Company's published sabbatical policy from time to time which is intended at the outset to last for more than six months, and such period shall exclude any full working day the individual actually spends working for the Company or a Group Company;

(vii) The "PA California Plans" shall mean (i) the rules of the PA California Bonus Share Purchase Plan, being a schedule to the PA Bonus Share Purchase Plan as in force from time to time and the rules of the PA California Bonus Share Purchase Plan 2004, being a schedule to the PA Bonus Share Purchase Plan 2004 as in force from time to time and (ii) the rules of the PA California New Recruits Share Purchase Plan being a schedule to the PA New Recruits Share Purchase Plan, as in force from time to time or any replacement Plan.

12A.6 The Directors may at any time in their discretion in respect of any one or more acquisitions of shares by any employee or officer of the Company or any Group Company resident in any part of the United States of America or its territories bring any Restricted Period to an end.

12A.7 The provisions of article 12A.1 to 12A.4 do not apply to any Ordinary Shares acquired under the PA Bonus Share Purchase Plan or the PA New Recruits Share Purchase Plan or any of the PA California Plans on or after 2 May 2003.

12. *Transfers of Ordinary Shares: Internal Market and transfers by non -employee shareholders*[7]

12.1 Save as provided in Articles 12A or in 12.2 to 12.4 and subject always to Articles 9 and 11, no member may transfer any Ordinary Share or beneficial ownership of, or interest in, an Ordinary Share to any person other than in accordance with the procedures set forth in Articles 12.5 to 12.11.

12.2 Any Ordinary Share:

12.2.1 held upon the trusts of any Deed or Will may be transferred upon any change in or appointment of new trustees, provided that the Directors are satisfied as to the facts in relation to such transfer;

12.2.2 may with the prior written consent of the Directors which may be given or withheld in their absolute discretion be transferred by a member who is or was an employee or officer of the Company or any of its subsidiaries (**Original Member**) to:

(a) that member's legal spouse; or

(b) that member's civil partner registered under the Civil Partnership Act 2004, or the partner of that member legally recognised as such by an equivalent or analogous legal process in any jurisdiction; or

(c) the trustees of a trust or settlement (**Family Trust**) set up wholly for the benefit of the Original Member and/or that of his Family Members (and/or a charity as the ultimate default beneficiary) and, for the purposes of this Article 12.2, the term **Family Member**, in relation to any person, shall mean one or more of that person's legal spouse, person falling within Article 12.2.2(b), children (including step children) and remoter issue;

12.2.3 which has been transferred to a Family Trust pursuant to Article 12.2.2 may be transferred to:

(a) the new or remaining trustees of the Family Trust upon a change of trustee; or

(b) any person (other than a charity) on their becoming entitled to the same under the terms of the Family Trust.

12.2.4 may with the prior written consent of the Directors which may be given or withheld in their absolute discretion be transferred by the Original Member to a company in which all of the equity and voting share capital is held by any one or more of the Original Member, his Family Trust and/or any Family Member.

If any member who holds Ordinary Shares transferred to that member under Article 12.2 is not, or ceases to be within one of the categories in Article 12.2 above enabling the member to qualify as a Permitted Transferee of the Original Member and that member does not, prior to so ceasing, transfer all such Ordinary Shares registered in its name to the Original Member or to another person who is eligible to be the Permitted Transferee of the Original Member, the member shall without delay notify the Company that such event has occurred. If it comes to the notice of the Directors that at any time any interest in any Ordinary Share transferred pursuant to this Article 12.2 is held by a member, or for a person, who is not, or has ceased to be within one of the categories in Article 12.2 enabling such member to qualify as, a Permitted Transferee of an Original Member, the Directors may serve a notice

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7 Amended by special resolution on 25 August 2000, 13 March 2001, 24 June 2002, 2 May 2003 and 3 June 2005.

on the member, requiring the member to transfer the Ordinary Shares acquired directly or indirectly from the Original Member as a result of one or successive transfers each pursuant to Article 12.2 back to the Original Member, and to execute and deliver a share transfer form accordingly to the Company, accompanied by the relevant share certificate, within 21 days or such longer period as the Directors may specify (the **Transfer Back Period**). If at the end of the Transfer Back Period the Ordinary Shares have not been transferred in accordance with this Article, then the member may at any time or times be given a written notice by the Company deeming that member to have given a Transfer Notice pursuant to Article 12.3 in respect of all such Ordinary Shares, or such lesser number of Ordinary Shares as is specified in the Company's notice, in favour of the trustees of such employees' share scheme (as defined in the Act) established by the Company as may be specified in the Company's notice at a price equivalent to the Dealing Price determined on the last Valuation Date.

12.3 Notwithstanding the provisions of Articles 12.5 to 12.7, any member ("the Proposing Transferor") proposing to transfer any Ordinary Share or beneficial ownership of a share to any person nominated by the Proposing Transferor ("the Proposed Transferee"), other than pursuant to Article 12.2, shall give notice in writing ("the Transfer Notice") to the Directors of such proposal stating the name and address of the Proposed Transferee, and the price or other consideration at or for which the Ordinary Share is proposed to be transferred (or if by way of gift stating that fact), and requesting the consent of the Directors to such proposed transfer. A Transfer Notice may include several shares and in such case shall operate as if it were a separate Transfer Notice in respect of each share. A Transfer Notice shall be irrevocable.

12.4 The Directors shall, within thirty days after being served with a Transfer Notice in accordance with Article 12.3, notify the Proposing Transferor whether or not they consent to a transfer of the Ordinary Share in accordance with the particulars stated in the Transfer Notice, provided that, if no such notification is given to the Proposing Transferor, the consent of the Directors shall be deemed to have been refused at the close of business on the thirtieth day, and thereupon the Transfer Notice shall lapse and cease to have effect.

12.5 In order to ascertain whether or not any member is desirous of transferring any Ordinary Share to any person other than pursuant to Article 12A or Article 12.2 or Articles 12.3 and 12.4, the Directors shall, at approximately six monthly intervals, or at approximately three monthly intervals if they so decide, give simultaneous notice to all holders of Ordinary Shares and other persons eligible to purchase Ordinary Shares (together "Eligible Participants") of the opportunity for Eligible Participants to purchase or sell shares subject to and in accordance with the rules and procedures of the Internal Market with a view to purchasers and sellers being found in each period during which the Internal Market is operated ("the Dealing Period") for such numbers of Ordinary Shares (if any) as participants in the Internal Market notify that it is their wish to buy or sell (as the case may be) during that Dealing Period.

12.6 The rules of the Internal Market may be varied from time to time in accordance with their terms by the Directors and by the Company in general meeting. Copies of the rules of the Internal Market as from time to time subsisting shall be kept available for inspection by Eligible Participants during normal business hours on any weekday (Saturdays and public holidays excepted) at such offices of the Company and its subsidiaries as the Directors may from time to time determine. The rules current at the commencement of each Dealing Period shall be binding upon the Company, and the Eligible Participants in that form for that period.

12.7 All the transfers of Ordinary Shares pursuant to the Internal Market shall take place at the Dealing Price.

12.8

12.8A The provisions of this Article 12.8A do not apply (i) to any Ordinary Shares in respect of any event which results in a 12A Transfer Notice being deemed to be given in respect of those shares or (ii) to any Ordinary Shares acquired pursuant to any of the PA California Plans by a member who at the date

he ceases to be employed by the Company or any Group Company for any reason whatsoever was neither a director or officer of the Company or any Group Company nor having the status of a partner.

Any member or former member (i) who ceases to be employed by the Company or any Group Company for any reason whatsoever (including as a result of a Relevant Degrouping Event) (and any person to whom such member's or former member's Ordinary Shares as are referred to below have been transferred or transmitted, whether before or after such cessation, pursuant to Articles 12.2 or 12.3 or Articles 32 or 33) or (ii) who at the date upon which such member or former member acquired his or its Ordinary Shares was neither an employee of the Company or any Group Company nor a Permitted Person nor a Permitted Transferee shall be required to offer up for sale, and shall, upon being given written notice or written notices from time to time by the Company at any time within the period of three months from a Valuation Date (as defined in the rules of the Internal Market) (if he or they have not already done so), thereupon be deemed to have given a Transfer Notice as provided in Article 12.3 in respect of, all of the Ordinary Shares acquired by him or them after 11 May 1996 or the number of such Ordinary Shares specified in the Company's notice in favour of the trustees of such employees' share scheme (as defined in the Act) established by the Company as may be required by the Company's notice at a price equivalent to the Dealing Price determined on such Valuation Date. Such Transfer Notice shall be deemed to have been approved by the Directors as provided in Article 12.4 and such member or former member or other person shall thereupon be bound to execute the necessary instrument of transfer of such Ordinary Shares.

12.8B 12.8B.1 The provisions of this Article 12.8B shall apply to any Ordinary Shares ("Restricted Ordinary Shares"):

(a) acquired by an employee or officer who was not, at the date of the acquisition of such Ordinary Shares, liable to income tax under Case 1 of Schedule E (as defined in section 19 Income and Corporation Taxes Act 1988);

(b) acquired after 24 June 2002 and before 2 May 2003; and

(c) in respect of which a 12A Transfer Notice was deemed to be given and which were not acquired by any person pursuant to the procedure set out in Article 12A.3.

The Directors have the power by resolution to disapply Article 12.8B.1(a) generally with effect from the date specified by them in the resolution for acquisitions of Ordinary Shares made after the date specified in the resolution.

12.8B.2 Any member holding Restricted Ordinary Shares shall be required to offer up for sale, and shall, upon being given written notice or written notices from time to time by the Company at any time within the period of three months from a Valuation Date (as defined in the rules of the Internal Market) (if he or they have not already done so), thereupon be deemed to have given a Transfer Notice as provided in Article 12.3 in respect of, all of the Restricted Ordinary Shares or the number of such Restricted Ordinary Shares specified in the Company's notice in favour of the trustees of such employees' share scheme (as defined in the Act) established by the Company as may be required by the Company's notice at the Specified Price. Such Transfer Notice shall be deemed to have been approved by the Directors as provided in Article 12.4 and such member or other person shall thereupon be bound to execute the necessary instrument of transfer of such Restricted Ordinary Shares.

12.8B.3 In the case of any Restricted Ordinary Shares which, at the date of the Transfer Notice under this Article 12.8B, would still be within a Restricted Period if the event which gave rise to the 12A Transfer Notice had not arisen, the Specified Price shall be the greater of:

(a) the purchase price of such Restricted Ordinary Share at the date of its acquisition by the member; and

(b) the amount outstanding under any loan made to the member to acquire such Restricted Ordinary Share (made available by the Company, any Group Company or Companies or the trustees of any employees' share scheme) plus an amount equal to any income tax or social security contributions (or similar tax or contribution in any overseas jurisdiction) borne by the member on or in respect of any such loan.

12.8B.4 In every other case, the Specified Price shall be a price equivalent to the Dealing Price determined on the Valuation Date by reference to which the Transfer Notice has been given.

12.8C The provisions of this Article 12.8C apply to any Ordinary Shares acquired pursuant to any of the PA California Plans by a member who at the date he ceases to be employed by the Company or any Group Company for any reason whatsoever was neither a director or officer of the Company or any Group Company nor having the status of a partner.

Any member or former member (i) who ceases to be employed by the Company or any Group Company for any reason whatsoever (including as a result of a Relevant Degrouping Event) (and any person to whom such member's or former member's Ordinary Shares as are referred to below have been transferred or transmitted, whether before or after such cessation, pursuant to Articles 12.2 or 12.3 or Articles 32 or 33) or (ii) who at the date upon which such member or former member acquired his or its Ordinary Shares was neither an employee of the Company or any Group Company nor a Permitted Person nor a Permitted Transferee shall be deemed to have offered up for sale as at the date of cessation and be deemed to have given a Transfer Notice as provided in Article 12.3 in respect of all of the Ordinary Shares acquired by him or them pursuant to any of the PA California Plans in favour of the trustees of such employees' share scheme (as defined in the Act) established by the Company as may be nominated for this purpose by the Company at a price equivalent to the Dealing Price determined on the last Valuation Date immediately preceding the date of the Transfer Notice. Such Transfer Notice shall be deemed to have been approved by the Directors as provided in Article 12.4 and such member or former member or other person shall thereupon be bound to execute the necessary instrument of transfer of such Ordinary Shares. The sale shall be completed and the consideration payable pursuant to the sale shall be paid within 90 days following the date of each cessation.

12.9 If any member ceases to be employed by the Company or any of its subsidiaries for any reason whatsoever, (including as a result of a Relevant Degrouping Event) then, upon being given written notice or written notices from time to time by the Company at any time within the period of three months from a Valuation Date (as defined in the rules of the Internal Market), such member (and any person to whom such member's Ordinary Shares have been transferred or transmitted, whether before or after such cessation, pursuant to Articles 12.2 or 12.3 or Articles 32 or 33) shall (if he or they have not already done so), thereupon be deemed to have given a Transfer Notice as provided in Article 12.3 in respect of all of the Ordinary Shares held by him or them at 11 May 1996 or the number of such Ordinary Shares specified in the Company's notice in favour of the trustees of such employees' share scheme (as defined in the Act) established by the Company as may be required by the Company's notice at a price equivalent to the Dealing Price determined on such Valuation Date. Such Transfer Notice shall be deemed to have been approved by the Directors as provided in Article 12.4 and such member or other person shall thereupon be bound to execute the necessary instrument of transfer of such Ordinary Shares.

12.10 Any member who has ceased to be an employee of the Company or any of its subsidiaries for any reason whatsoever at 11 May 1996 (and any person to whom such member's Ordinary Shares have been transferred or transmitted, whether before or after such cessation, pursuant to Articles 12.2 or 12.3 or Articles 32 or 33) shall, upon being given written notice or written notices from time to time by the Company within the period of three months from a Valuation Date (as defined in the rules of the Internal Market) (if he or they have not already done so), thereupon be deemed to have given a

Transfer Notice as provided in Article 12.3 in respect of all of the Ordinary Shares held by him or them or the number of such Ordinary Shares specified in the Company's notice in favour of the trustees of such employees' share scheme (as defined in the Act) established by the Company as may be required by the Company's notice at a price equivalent to the Dealing Price determined on such Valuation Date. Such Transfer Notice shall be deemed to have been approved by the Directors as provided in Article 12.4 and such member or other person shall thereupon be bound to execute the necessary instrument of transfer of such Ordinary Shares.

12.11 If a member or any person to whom such member's Ordinary Shares have been transferred or transmitted pursuant to Articles 12.2 or 12.4 or Article 32 or 33 ("the transferor"), (a) having become bound to transfer any Ordinary Shares pursuant to Articles 12A, 12.2, 12.8A, 12.8B, 12.8C to 12.10 or 12.15 makes default in transferring the same, or has any liability to the Company or to any of its subsidiaries or to the trustees of any employees' share scheme or to any company controlled by such trustees in respect of payment for such Ordinary Shares or repayment of any loan made to the member to acquire such Ordinary Shares or (b) having become bound to transfer any Ordinary Shares pursuant to any employees' share scheme makes default in transferring the same, the Directors may authorise some person (who is (as security for the performance of the member or transferor's obligations) hereby irrevocably and unconditionally appointed as the attorney of the member or transferor for the purpose) to execute the necessary instrument of transfer of the Ordinary Shares and may deliver it on his behalf and the Company may receive the purchase money and shall thereupon (subject to such instrument being duly stamped) cause the transferee to be registered as the holder of such Ordinary Shares and shall hold such purchase money on behalf of the member or transferor. The Company shall be entitled to deduct from the purchase money held on behalf of such member or transferor any sums due to the Company or to any of its subsidiaries or to the trustees of any employees' share scheme or to any company controlled by such trustees in respect of payment for the Ordinary Shares transferred or repayment of any loan made to the member to acquire the Ordinary Shares transferred. The Company shall not be bound to earn or pay interest on any money so held and shall not pay such money to the member or transferor until he shall have delivered his share certificates (or an appropriate indemnity in respect of any lost certificates) to the Company. The receipt of the Company for such purchase money shall be a good discharge to the transferee who shall not be bound to see to the application thereof, and after the name of the transferee has been entered in the Register in purported exercise of the aforesaid power the validity of the proceedings shall not be questioned by any person.

12.12 The provisions of Articles 12.8A, 12.8B, 12.8C, 12.9 and 12.10 shall not apply to the Ordinary Shares held from time to time by the Trustees or any trustees for the time being of any employees' share scheme (as defined in the Act) established by the Company in their capacity as the Trustees or as such trustees or to any company controlled by such trustees.

12.13 The Directors may, in their absolute discretion and without assigning any reason therefor, and subject in any event to Articles 11.1 and 11.2, refuse to register the transfer of any Ordinary Share to any person whether or not it is a fully paid share, provided that the provisions of this Article 12.13 shall not apply either to any transfer pursuant to the provisions of Article 12.2 if the Directors are, in accordance with those provisions, already satisfied as to the facts in relation to such transfer or to any transfer consented to by the Directors pursuant to the provisions of Articles 12A, 12.3 or 12.4, provided that such transfer is not of any Ordinary Share over which the Company has a lien.

12.14 If the Directors refuse to register a transfer of an Ordinary Share, they shall within two months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal.

12.15 If the Directors determine that the Company would incur onerous compliance or legal obligations in any jurisdiction, country or territory as a result of the residence or employment of any person or persons who are or may become a member or members, the Directors may (i) refuse to register such a person as a member, and/or (ii) refuse to register an increase in that person's holding of Ordinary Shares and/or (iii) resolve that such a person, if already a member is deemed to fall within the provisions of Article 12.8A and to have given a Transfer Notice as referred to in that Article in respect

of all Ordinary Shares held by that person whenever acquired, provided that this Article shall only take effect in relation to a person who takes up residence in or becomes employed within such a jurisdiction, country or territory on or after 2 May 2003.

PART II

TABLE A AND INTERPRETATION

13.

13.1 The regulations in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 (as amended) shall not apply to the Company except so far as the same are repeated or contained in these Articles.

13.2 The Articles in this Part II shall take effect subject to the Articles in Part I.

SHARE CAPITAL

14. Subject to the provisions of the Act and subject in any event to Part I and without prejudice to any rights attached to any existing shares, any share may in the discretion of the Directors be issued fully paid, partly paid or nil paid and may be issued with such rights or restrictions as the Company may by ordinary resolution determine.

15. Subject to the provisions of the Act and of Part I, shares may be issued which are to be redeemed or are liable to be redeemed at the option of the Company or the holder of such shares on such terms and in such manner as may be provided by these Articles.

DIRECTORS' POWER TO ALLOT

16.

16.1 Subject to Part I and to the provisions of the Act relating to authority, pre-emption rights and otherwise and of any resolution of the Company in general meeting passed pursuant thereto, all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

16.2 Subject to Part I the Directors shall be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Act to exercise for each Prescribed Period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 Amount.

16.3 By the authority and power contained in Article 16.2 the Directors may during the Prescribed Period make offers or agreements which would or might require the allotment of securities after the expiry of such period.

16.4 For the purposes of this Article:

16.4.1 "Prescribed Period" means any period (not exceeding 5 years on any occasion) for which the authority and power conferred by Article 16.2 above is given by ordinary or special resolution stating the Section 80 Amount;

16.4.2 The "Section 80 Amount" shall for any Prescribed Period be that stated in the relevant ordinary or special resolution or, in either case, any increased amount fixed by resolution of the Company in general meeting;

16.4.3 The nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or to convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.

17. The Company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

18. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety thereof in the holder.

SHARE CERTIFICATES

19. Every member, upon becoming the holder of any shares, shall be entitled without payment to receive within two months after allotment (or such longer period as the terms of issue shall provide) or the lodgement of an instrument of transfer one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of such holding) or several certificates each for one or more of his shares upon payment for every certificate after the first of such reasonable sum as the Directors may determine. Every certificate shall be sealed with the Seal and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereon. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. The Company shall be entitled to deliver a certificate to the holder's agent.

20A. A share certificate may be signed, sealed or executed by any legally valid method that is approved by the Directors, including but not limited to:

20A.1 signing by two Directors or one Director and the Company secretary;

20A.2 sealing with the Seal;

20A.3 printing, in any way, with a copy or a representation of the authorised signatures or the Seal which may be made or produced mechanically, electronically or in any other way the Directors may approve.

20. If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of the expenses reasonably incurred by the Company in investigating evidence as the Directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

CALLS ON SHARES

21. Subject to the terms of allotment, the Directors may make calls upon any member or members in respect of any moneys unpaid on his or their shares (whether in respect of nominal value or premium) and each member upon whom a call has been made shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of any sum due thereunder, be revoked in whole or part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

22. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

23. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

24. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the Directors may waive payment of the interest wholly or in part.

25. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

26. Subject to the terms of allotment, the Directors may make arrangements on the issue of shares for a difference between the holders in the amounts and times of payment of calls on their shares.

27. The Directors may, if they think fit, receive from any member willing to advance the same, all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become payable) pay interest at such rate not exceeding (unless the Company in general meeting shall otherwise direct) ten per cent per annum, as may be agreed upon between the Directors and the member paying such sum in advance.

TRANSFER OF SHARES

28. The instrument of transfer of a share may be in any usual form or in any other form which the Directors may approve and shall be executed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee.

29. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the Directors may determine.

30. No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

31. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

TRANSMISSION OF SHARES

32. If a member dies the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest; but nothing herein contained shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

33. A person becoming entitled to a share by transmission may, upon such evidence being produced as the Directors may properly require, elect to become the holder of the share by giving notice to the Company to that effect. With the exception of Article 12.1 all limitations, restrictions and provisions of these Articles relating to the transfer of shares shall apply to the notice as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member had not occurred.

34. A person becoming entitled to a share by transmission shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notices of meetings, to attend or vote at any

meeting of the Company or at any separate meeting of the holders of any class of shares in the Company.

ALTERATION OF SHARE CAPITAL

35. Subject to Part I, the Company may by ordinary resolution:-

35.1 increase its share capital by new shares of such amount as the resolution prescribes;

35.2 consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

35.3 subject to the provisions of the Act, sub-divide its shares, or any of them, into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

35.4 cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

36. Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the Directors may deal with the fractions as they think fit and in particular may, on behalf of those members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company) and distribute the net proceeds of sale in due proportion among those members, and the Directors may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

37. Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

PURCHASE OF OWN SHARES

38. Subject to the provisions of the Act, the Company may purchase its own shares (including any redeemable shares) and make a payment in respect of the redemption or purchase of its own shares otherwise than out of distributable profits of the Company or the proceeds of a fresh issue of shares.

GENERAL MEETINGS

39. All General Meetings other than Annual General Meetings shall be called Extraordinary General Meetings.

40. The Directors may call General Meetings and, on the requisition of members pursuant to the provisions of the Act, shall forthwith proceed to convene an Extraordinary General Meeting for a date not later than eight weeks after receipt of the requisition. If there are not within the United Kingdom sufficient Directors to call a General Meeting, any Director or any member of the Company may call a General Meeting.

NOTICE OF GENERAL MEETINGS

41. An Annual General Meeting and an Extraordinary General Meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice. All other Extraordinary General Meetings shall be called by at least fourteen clear days' notice but a General Meeting may be called by shorter notice if it is so agreed:-

41.1 in the case of an Annual General Meeting, by all the members entitled to attend and vote thereat; and

41.2 in the case of any other General Meeting by a majority in number of the members having a right to attend and vote being a majority together holding not less than ninety- five per cent in nominal value of the shares giving that right.

The notice shall specify the time and place of the Meeting and the general nature of the business to be transacted and, in the case of an Annual General Meeting, shall specify the meeting as such.

Subject to the provisions of these Articles and to any restrictions imposed on any shares, the notice shall be given to all the members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the Directors and Auditors.

42. The accidental omission to give notice of a General Meeting to, or the non-receipt of notice of a Meeting by, any person entitled to receive notice shall not invalidate the proceedings at that General Meeting.

43.

43.1 Subject to any restrictions contained in the Statutes or in these Articles, every member shall be entitled to attend a General Meeting of the Company, either in person or by proxy. This entitlement shall be subject also to any arrangements pursuant to this article, provided that where the General Meeting is to be held in more than one place the arrangements shall operate so that any members or proxies prevented or excluded from attending at one place shall be permitted to attend and participate at the other place or one of such other places.

43.2 In accordance with paragraph 43.1 above, the Directors may make such arrangements as they shall in their absolute discretion consider to be appropriate for any of the following purposes:

43.2.1 to regulate the level of attendance at any place specified for the holding of a General Meeting or any adjournment of such a meeting; or

43.2.2 to ensure the safety of people attending at any such place; or

43.2.3 to facilitate attendance at such meeting or adjournment;

and may from time to time vary any such arrangements or make new arrangements in their place.

43.3 The Directors may make arrangements for any people who they consider cannot be seated in the main meeting place, where the Chairman will be, to attend and participate in a General Meeting in another place or other places. All such places will be connected to each other by such live audio-visual links as enable persons in each place fully to see, hear and participate in the General Meeting. The notice of the meeting is not required to give details of any arrangements under this Article. The Directors may decide how to divide people between the main meeting place and any other places.

43.4 If any other place is used for a General Meeting, the meeting will be treated as being held and taking place in the main meeting place.

PROCEEDINGS AT GENERAL MEETINGS

44. No business shall be transacted at any General Meeting unless a quorum is present. Three persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

45. If such a quorum is not present within half an hour from the time appointed for the General Meeting, or if during a meeting such a quorum ceases to be present, the Meeting shall stand adjourned to the

same day in the next week at the same time and place or to such time and place as the Directors may determine.

46. The Chairman, if any, of the Board of Directors or in his absence some other Director nominated by the Directors shall preside as Chairman of the Meeting, but if neither the Chairman nor such other Director (if any) be present within fifteen minutes after the time appointed for holding the Meeting and willing to act, the Directors present shall elect one of their number to be Chairman and, if there is only one Director present and willing to act, he shall be Chairman.

47. If no Director is willing to act as Chairman, or if no Director is present within fifteen minutes after the time appointed for holding the Meeting, the members present and entitled to vote shall choose one of their number to be Chairman.

48. A Director shall, notwithstanding that he is not a member, be entitled to attend and speak at any General Meeting and at any separate meeting of the holders of any class of shares in the Company.

49. The Chairman may, with the consent of a General Meeting at which a quorum is present (and shall if so directed by the Meeting), adjourn the Meeting from time to time and from place to place. In addition, the Chairman may at any time without the consent of the meeting adjourn the meeting to another time or place or indefinitely if it appears to the Chairman that:

49.1 the number of persons present or wishing to attend cannot be conveniently located in the place(s) appointed for the meeting; or

49.2 an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

No business shall be transacted at an adjourned Meeting other than business which might properly have been transacted at the Meeting had the adjournment not taken place. When a General Meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned Meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any such notice.

VOTES OF MEMBERS

50. A resolution put to the vote of a Meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. Subject to the provisions of the Act and to Part I, a poll may be demanded:-

50.1 by the Chairman; or

50.2 by at least two members having the right to vote at the Meeting; or

50.3 by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the Meeting; or

50.4 by a member or members holding shares conferring a right to vote at the Meeting being shares on which an aggregate sum has been paid up equal to not less than one- tenth of the total sum paid up on all the shares conferring that right;

and a demand by a person as proxy for a member shall be the same as a demand by the member.

51. Unless a poll is duly demanded a declaration by the Chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the Meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution. If any votes shall be counted which ought not have been counted, or might have been rejected, the error shall

not vitiate the resolution unless it be pointed out at the same Meeting, and not in that case unless it shall in the opinion of the Chairman be of sufficient magnitude to vitiate the resolution.

52. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the Chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

53. A poll shall be taken as the Chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the Meeting at which the poll was demanded.

54. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman shall be entitled to a casting vote in addition to any other vote he may have.

55. A poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the Chairman directs not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a Meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the Meeting shall continue as if the demand had not been made.

56. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the Meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

57. A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a General Meeting at which he was present shall be as effectual as if it had been passed at a General Meeting duly convened and held and may consist of several instruments in the like form each executed by or on behalf of one or more members.

58. Subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, not being himself a member entitled to vote, shall have one vote and on a poll every member shall have one vote for every share of which he is the holder.

59. In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and seniority shall be determined by the order in which the names of the holders stand in the register of members.

60. A member in respect of whom an order had been made by any Court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised in that behalf appointed by that Court, and any such receiver, curator bonis or other person may, on a poll, vote by proxy. Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

61. No member shall vote at any General Meeting or at any separate meeting of the holders of any class of shares in the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

62. No objection shall be raised to the qualification of any voter except at the Meeting or adjourned Meeting at which the vote objected to is tendered, and every vote not disallowed at the Meeting shall

be valid. Any objection made in due time shall be referred to the Chairman whose decision shall be final and conclusive.

63. On a poll votes may be given either personally or by proxy. A member may appoint more than one proxy to attend on the same occasion.

64. The appointment of a proxy shall be executed by or on behalf of the appointor. A proxy need not be a member of the Company.

65. The appointment of a proxy shall be in the following form (or in a form as near thereto as circumstances allow or in any other form which is usual or which the Directors may approve):-

"PA Holdings Limited

I/We, , of being a member/members of the above- named Company, hereby appoint of , or failing him, of , as my/our proxy to vote in my/our name[s] and on my/our behalf at the Annual/Extraordinary General Meeting of the Company to be held on 199 , and at any adjournment thereof.

Signed on 19 ."

66. Where it is desired to afford members an opportunity of instructing the proxy how he shall act the appointment of a proxy shall be in the following form (or in a form as near thereto as circumstances allow or in any other form which is usual or which the Directors may approve):-

"PA Holdings Limited

I/We, , of being a member/members of the above- named Company, hereby appoint of , or failing him, of , as my/our proxy to vote in my/our name[s] and on my/our behalf at the Annual/Extraordinary General Meeting of the Company to be held on 199 , and at any adjournment thereof.

This form is to be used in respect of the resolutions mentioned below as follows:

Resolution No 1 *for *against
Resolution No 2 *for *against.

* Strike out whichever is not desired.

Unless otherwise instructed, the proxy may vote as he thinks fit or abstain from voting.

Signed this day of 19 ."

67. The appointment of a proxy and any authority under which it is executed or a copy of such authority certified notarially or in some other way approved by the Directors may:-

67.1 in the case of an instrument in writing be deposited at the Office or at such other place within the United Kingdom as is specified in the notice convening the Meeting or in any instrument of proxy sent out by the Company in relation to the meeting not less than 48 hours before the time for holding the Meeting or adjourned Meeting at which the person named in the instrument proposes to vote; or

67.2 in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications:

(i) in the notice convening the meeting, or

(ii) in any instrument of proxy sent out by the Company in relation to the meeting, or

(i) in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting,

be received at such address not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote.

67.3 in the case of a poll taken more than 48 hours after it is demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

67.4 where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the Meeting at which the poll was demanded to the Chairman or to the Secretary or to any Director;

and an instrument of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid.

In this Article and in Article 68, "address" in relation to electronic communications, includes any number or address used for the purpose of such communications.

68. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was received by the Company at the Office or at such other place at which the instrument of proxy was duly deposited or where the appointment of a proxy was contained in an electronic communication, at the address at which such communication was duly received before the commencement of the Meeting or adjourned Meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the Meeting or adjourned Meeting) the time appointed for taking the poll.

NUMBER OF DIRECTORS

69. Unless otherwise determined by ordinary resolution, the number of Directors (other than Alternate Directors) shall be not less than four nor more than twenty-five.

ALTERNATE DIRECTORS

70. Any Director (other than an Alternate Director) may appoint any other Director, or any other person approved by resolution of the Directors and willing to act, to be an Alternate Director and may at the discretion of the Directors revoke such appointment and remove from office such an Alternate Director so appointed.

71. An Alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend, speak and vote at any such meeting at which the Director appointing him is not personally present, and generally to perform all the functions of his appointor as a Director in his absence but shall not be entitled to receive any remuneration from the Company for his services as an Alternate Director.

72. An Alternate Director shall cease to be an Alternate Director if his appointor ceases to be a Director; but, if a Director retires by rotation or otherwise but is reappointed or deemed to have been reappointed at the Meeting at which he retires, any appointment of an Alternate Director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

73. Any appointment or removal of an Alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

74. Save as otherwise provided in these Articles, an Alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the Director appointing him.

POWERS OF DIRECTORS

75. Subject to the provisions of the Statutes, the Memorandum and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or of these Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the Directors by these Articles and a meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

76. The Directors shall have power to submit the operation of the business of the Company to the rules, regulations and/or guidelines of any professional body membership of which in the opinion of the Directors is desirable for the operation of the Company, in which event and for so long as the Company is a member of such body the Directors shall use their best endeavours to ensure that the business of the Company is conducted in accordance with such rules, regulations and/or guidelines.

77. The Directors may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes and on such conditions as they determine, including authority for the agent to delegate all or any of his powers.

DELEGATION OF DIRECTORS' POWERS

78. The Directors may delegate any of their powers (with power to sub-delegate) to any committee consisting of one or more Directors. The Directors may also co-opt on to any such committee persons other than Directors who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present are Directors. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of Directors so far as they are capable of applying.

79. The Directors may entrust to and confer upon a Managing Director or Director holding any other office or place of profit under the Company any of the powers exercisable by them upon such terms and conditions, and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

80. The Directors may establish any local boards, committees or agencies for managing any of the affairs of the Company anywhere in the world and may appoint any persons to be members of such local boards or any managers or agents, and may fix their remuneration, and may delegate to any local board, committee, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

APPOINTMENT AND RETIREMENT OF DIRECTORS

81. At each Annual General Meeting of the Company one third of the Directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office; but, if there is only one Director who is subject to retirement by rotation, he shall retire. A Director retiring by rotation shall be eligible for reappointment.

82. Subject to the provisions of the Act, the Directors to retire by rotation shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

83. If the Company, at the General Meeting at which a Director retires by rotation, does not fill the vacancy the retiring Director shall, if willing to act, be deemed to have been reappointed unless at the Meeting it is resolved not to fill the vacancy or unless a resolution for the reappointment of the Director is put to the Meeting and lost.

84. No person other than a Director retiring by rotation shall be appointed or reappointed a Director at any General Meeting unless:-

84.1 he is recommended by the Directors; or

84.2 not less than fourteen nor more than thirty-five clear days before the date appointed for the Meeting, notice executed by a member qualified to vote at the Meeting has been given to the Company of the intention to propose that person for appointment or reappointment together with notice executed by that person of his willingness to be appointed or reappointed.

85. Not less than seven nor more than twenty-eight clear days before the date appointed for holding a General Meeting notice shall be given to all who are entitled to receive notice of the Meeting of any person (other than a Director retiring by rotation at the Meeting) who is recommended by the Directors for appointment or reappointment as a Director at the Meeting or in respect of whom notice has been duly given to the Company of the intention to propose him at the Meeting for appointment or reappointment as a Director.

86. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to be a Director either to fill a vacancy or as an additional Director and may also determine the rotation in which any additional Directors are to retire.

87. The Directors may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors. A Director so appointed shall hold office only until the next following Annual General Meeting and shall not be taken into account in determining the Directors who are to retire by rotation at the Meeting. If not reappointed at such Annual General Meeting, he shall vacate office at the conclusion thereof.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

88. The office of a Director shall be vacated if:-

88.1 he is prohibited by law from being a Director; or

88.2 he fails to comply with a statutory demand within the meaning of the Insolvency Act 1986, or he enters into any voluntary arrangement (within the meaning of the said Insolvency Act) with his creditors generally; or

88.3 he becomes in the opinion of all his Co-Directors incapable by reason of mental disorder of discharging his duties as Director; or

88.4 he resigns his office by notice in writing to the Company; or

88.5 he shall for more than six consecutive months have been absent without permission of the Directors from meetings of Directors held during that period and the Directors resolve that his office be vacated; or

88.6 he is removed from office by a resolution duly passed pursuant to Sections 303 and 304 of the Act.

REMUNERATION OF DIRECTORS

89. The Directors shall be entitled to such remuneration as the Company may by ordinary resolution determine and, unless the resolution provides otherwise, the remuneration shall be deemed to accrue from day to day.

90. If by arrangement with the other Directors any Director shall perform or render any special duties or services outside his ordinary duties as Director, the Board may pay him special remuneration and such special remuneration may be by way of salary, commission, participation in profits or otherwise as may be arranged and shall be charged as part of the Company's ordinary working expenses.

DIRECTORS' EXPENSES

91. The Directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors or General Meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

DIRECTORS' APPOINTMENTS AND INTERESTS

92. Subject to the provisions of the Act the Directors may appoint one or more of their number to the office of Managing Director or to any other executive office under the Company and may enter into an agreement or arrangement with any Director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a Director. Subject as aforesaid, any such appointment, agreement or arrangement may be made upon such terms as the Directors determine and they may remunerate any such Director for his services as they think fit. Any appointment of a Director to an executive office shall terminate if he ceases to be a Director but without prejudice to any claim to damages for breach of the contract of service between the Director and the Company.

93. The Directors may exercise the voting power conferred by the shares in any other company held or owned by the Company in such manner in all respects as they think fit, including the exercise in favour of any resolution appointing them, or any of their number, directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company. Any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or be about to become, a director or officer of such other company and as such, or in any other manner, is or may be interested in the exercise of such voting rights in manner aforesaid.

94. Subject to the provisions of the Act, and provided that he has disclosed to a meeting of the Directors the nature and extent of any material interest of his, a Director notwithstanding his office:-

94.1 may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

94.2 may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested;

94.3 shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit; and

94.4 may vote as a Director or member in respect of any such transaction or arrangement in which he is so interested, and if he shall do so his vote shall be counted and he shall be included amongst the Directors or members present for the purpose of a quorum.

The provisions of this Article shall apply notwithstanding that all of the Directors for the time being may be interested in any such transaction or arrangement.

95. For the purposes of Article 94:-

95.1 a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified;

95.2 an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his; and

95.3 an interest of a person who is, for any purpose of the Statutes, connected with a Director shall be treated as an interest of the Director and, in relation to an Alternate Director, an interest of his appointor shall be treated as an interest of the Alternate Director without prejudice to any interest which the Alternate Director has otherwise.

DIRECTORS' GRATUITIES AND PENSIONS

96. The Directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any Director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

PROCEEDINGS OF DIRECTORS

97. Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit. A Director may, and the Secretary at the request of a Director shall, call a meeting of the Directors. It shall be necessary to give notice of a meeting of the Directors to every Director who is in the United Kingdom. It shall not be necessary to give such notice to any Director for the time being absent from the United Kingdom unless the notice is in writing and he shall have given to the Secretary an address in the United Kingdom for such notices. The notice shall specify the place, day and time of the meeting and the general nature of the business to be transacted thereat. Questions arising at a meeting shall be decided by a majority of votes. A Director who is also an Alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

98. The quorum for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed at any other number shall be four. A person who holds office only as an Alternate Director shall, if his appointor is not present, be counted in the quorum.

99. The continuing Directors or a sole continuing Director may act notwithstanding any vacancies in their number, but, if the number of Directors is less than the number fixed as the quorum, the continuing Directors or Director may act only for the purpose of filling vacancies or of calling a General Meeting.

100. The Directors may appoint one of their number to be the Chairman of the Board of Directors and may at any time remove him from that office. Unless he is unwilling to do so, the Director so appointed shall preside at every meeting of Directors at which he is present. But if there is no Director holding that office, or if the Director holding it is unwilling to preside or is not present within five minutes after the time appointed for the meeting, the Directors present may appoint one of their number to be chairman of the meeting.

101. All acts bona fide done by a meeting of Directors, or of a committee of Directors, or by a person acting as a Director shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any Director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote.

102. A resolution in writing signed by all the Directors entitled to receive notice of a meeting of Directors or of a committee of Directors shall be as valid and effectual as if it had been passed at a meeting of Directors or (as the case may be) a committee of Directors duly convened and held and may consist of several documents in the like form each signed by one or more Directors; but a resolution signed by an Alternate Director need not also be signed by his appointor and, if it is signed by a Director who has appointed an Alternate Director, it need not be signed by the Alternate Director in that capacity.

103. A Director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

104. If a question arises at a meeting of Directors or of a committee of Directors as to the right of a Director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive.

105. A meeting of the Directors or other committee of the Board may consist of a conference between the Directors and any Alternate Directors who are not all in one place, but each of which is able (directly or by telephonic communication), to speak to each of the others, and to be heard by each of the others simultaneously. In addition, where deemed necessary or appropriate, such conference may be conducted by means of telephonic communication between the Chairman of the meeting and each individual Director or Alternate Director who is present at the meeting even though no two persons are in one place and there is no means by which each Director or Alternate Director might speak to each of the others or be heard by each of the others simultaneously. A Director or an Alternate Director taking part in such a conference shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating in the conference is assembled, or, if there is no such group, where the chairman of the meeting then is. References in these Articles to a meeting of the Directors shall be construed accordingly.

SECRETARY

106. Subject to the provisions of the Act, the Secretary shall be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit; and any Secretary so appointed may be removed by them. The Directors may from time to time if there is no Secretary or no Secretary capable of acting, appoint a deputy or assistant Secretary who shall be deemed to be the Secretary during the term of his appointment.

MINUTES

107. The Directors shall cause minutes to be made in books kept for the purpose:-

107.1 of all appointments of officers made by the Directors; and

107.2 of all proceedings at General Meetings of the Company, of the holders of any class of shares in the Company, and of the Directors, and of committees of Directors, including the names of the Directors present at each such meeting; and any such minute of any meeting, if purporting to be signed by the chairman of such meeting, or by the chairman of the next succeeding meeting, shall be conclusive evidence without any further proof of the facts stated therein.

THE SEAL

108. The Seal shall only be used by the authority of the Directors or of a committee of Directors authorised by the Directors. The Directors may determine who shall sign any instrument to which the Seal is affixed and unless otherwise so determined it shall be signed by a Director and by the Secretary or by a second Director. The Company may exercise the powers given by Section 39 of the Act with regard to having a seal for use abroad, and such powers are accordingly hereby vested in the Directors.

DIVIDENDS AND RESERVE FUND

109. Subject to Part I, the Company in General Meeting may from time to time declare dividends, but no such dividend shall (except as by the Statutes expressly authorised) be payable otherwise than out of the profits of the Company available for distribution. No higher dividend shall be paid than is recommended by the Directors and a declaration by the Directors as to the amount of the profits at any time available for distribution shall be conclusive.

110. Subject to the provisions of the Act and to Part I, the Directors may pay interim dividends if it appears to them that they are justified by the position of the Company. If the share capital is divided into different classes, the Directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the position of the Company justifies the payment. Provided the Directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

111. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the nominal value of the shares on which the dividend is paid irrespective of the amounts, if any, paid up on the shares.

112A. Subject to Part I, and except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:

112A.1 all distributions (whether by way of dividend, on a winding-up of the Company or on a return of capital, including, without limitation, capital redemption reserve and share premium account, or otherwise) and all subscription monies and calls in respect of ordinary shares in the capital of the Company may be paid in such currency as the Directors, in their absolute discretion, (or, in the case of a distribution in a liquidation, the liquidator, in his absolute discretion,) may consider appropriate; and

112A.2 for the purposes of the calculation of the amount receivable in respect of any dividend or other distribution, the rate of exchange to be used to determine the relevant currency equivalent of any sum payable on a distribution shall be such market rate selected by the Directors as they shall consider appropriate.

112. Subject to Part I, a General Meeting declaring a dividend may, upon the recommendation of the Directors, direct that it shall be satisfied wholly or partly by the distribution of fully paid shares, stock or debentures of any other company, or of any other assets (and the Directors may resolve that any interim dividend resolved by them to be paid shall be so satisfied)[8] and, where any difficulty arises in regard to the distribution, the Directors may settle the same and in particular may issue fractional certificates and fix the value for distribution of any assets and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

113. Any dividend or other moneys payable in respect of a share may be paid by direct debit, bank transfer, cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by transmission, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may in writing direct. Every cheque or warrant shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque or warrant shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share.

114. Subject to Part I, the Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper to a reserve fund, which shall at the discretion of the Directors be applicable for meeting contingencies, or for repairing or maintaining any works connected with the business of the Company, or for any other purposes for which the profits of the Company may lawfully be applied, or shall be as to the whole or in part applicable for equalising dividends, or for distribution by way of special dividend or bonus, and the Directors may divide the reserve fund into separate funds for special purposes, and may either employ the sums from time to time carried to the credit of such fund or funds in the business of the Company or invest the same in such investments (other than the shares of the Company or its holding company) as they may select. The Directors may also from time to time carry forward such sums as they deem expedient in the interests of the Company.

115. Subject to Part I, any resolution declaring a dividend on shares of any class whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.

116. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

117. The payment by the Directors of any unclaimed dividend or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

CAPITALISATION OF PROFITS

118. Subject to Part I, the Directors may with the authority of an ordinary resolution of the Company:-

---

[8] Words in brackets inserted by amendment made by special resolution passed on 7 December 2001.

118.1 subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the Company's share premium account or capital redemption reserve;

118.2 appropriate the sum resolved to be capitalised to the members who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other: but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

118.3 make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable under this Article in fractions; and

118.4 authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any shares or debentures to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members.

ACCOUNTS

119. The Directors shall cause accounting records to be kept in accordance with the provisions of the Statutes.

NOTICES

120. Any notice to be given to or by any person pursuant to these Articles shall be in writing except that a notice calling a meeting of the Directors need not be in writing but by word of mouth or telephonic communication.

121. The Company can send, deliver or serve any notice or other document, including a share certificate, to or on a shareholder:

121.1.1 personally;

121.1.2 by addressing it to him and posting it to, or leaving it at, the shareholder's registered address; or

121.1.3 as authorised in writing by the relevant shareholder.

If the directors in their absolute discretion consider it appropriate for any purpose or purposes under these articles, any such notice or document shall be deemed sent, delivered or served where it is sent using electronic communications to an address for the time being notified to the Company subject to such terms and conditions as the directors in their absolute discretion consider appropriate.

121.2 The Company may also send any notice or other document pursuant to these Articles to a member by publishing that notice or other document on a website where:

121.2.1 the Company and that person have agreed to his having access to the notice or document on a web site (instead of such notice or document being sent to him);

121.2.2 the notice or document (as the case may be) is a notice or document to which that agreement applies;

121.2.3 a notice is sent to the person, in a manner for the time being agreed for that purpose between him and the company, of

(a) the publication of that notice or document on the web site;

(b) the address of the web site;

(c) the place on that web site where the notice or document may be accessed; and

(d) the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the company to prevent or avoid.

In this article 121.2, **publication period** means:

(a) in the case of a notice of an adjourned meeting pursuant to Article 49, a period of not less than seven clear days before the date of the adjourned meeting, beginning on the day after the notice referred to in Article 121.2.3 above is sent or deemed to be sent;

(b) in any other case, a period of not less than 21 days, beginning on the day after the notice referred to in Article 121.2.3 above is sent or deemed to be sent.

121.3 Where there are joint shareholders, the notice or other document can be sent, delivered to or served on any one of the joint holders and will be treated as having been sent, delivered or served to or on all the joint holders.

121.4 Nothing in this Article 121 shall affect any requirement of the Companies Act that any particular offer, notice or document must be served in any particular manner.

122. A member present, either in person or by proxy, at any General Meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

123. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register, has been duly given to a person from whom he derives his title.

124. Proof that:

124.1 an envelope containing a notice was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given. A notice shall be deemed to be given at the expiration of 24 hours after the envelope containing it was posted.

124.2 an electronic communication containing a notice was properly addressed and transmitted shall be conclusive evidence that the notice was given. A notice shall be deemed to be given at the expiration of 24 hours after the electronic communication containing it was transmitted provided that the person sending the electronic communication is not notified within those 24 hours that the electronic communication system has failed to deliver the notice.

124.3 If a notice or document is served or delivered by the company by any other means authorised in writing by a shareholder, it is treated as being served or delivered when the company has done what it was authorised to do by that shareholder for service or delivery.

125. A notice may be given by the Company to the persons entitled to a share by transmission by sending by post or by electronic communication or delivering it, in any manner authorised by these Articles for the giving of notice to a member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description at the address, if any, supplied for that purpose by the persons claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

Articles 120 to 125 inclusive do not affect any statutory provision or provision of the Articles requiring notice or documents to be delivered in a particular way.

WINDING UP

126. If the Company is wound up, the Liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Statutes, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The Liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he with the like sanction determines, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

127. Subject to the provisions of and so far as may be consistent with the Statutes every Director or other officer or auditor for the time being of the Company shall be entitled to be indemnified out of the assets of the Company against all costs, charges, losses, expenses or liabilities (including any such liability as is mentioned in Section 310(3) of the Act) which he may sustain or incur in or about the execution of his duties or otherwise in relation thereto. Pursuant to the provisions of Section 310(3) of the Companies Act 1985 (as amended by the Companies Act 1989), the Company may for the purposes of this Article purchase and maintain insurance to indemnify any Director or officer of the Company.